As confidentially submitted to the Securities and Exchange Commission on October 28, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Elate Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4214	87-2778989
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

305 Broadway, Floor 7

New York, NY 10007

(212) 920-4450

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kevin Britt

Chief Executive Officer

Elate Group, Inc.

305 Broadway, Floor 7

New York, NY 10007 (212) 920-4450

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Peter V. Hogan	[ ]
Zachary R. Fountas	[ ]
Buchalter	[ ]
A Professional Corporation	[ ]
1000 Wilshire Boulevard, Suite 1500	[ ]
Los Angeles, California 90017	[ ]
(213) 891-0700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(1)
Class A Common Stock, $0.0001 par value per share	$[ ]	$[ ]

(1)	Includes the offering price of any additional shares of Class A common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated [     ], 2022

[  ]  shares

Elate Group, Inc.

Class A Common Stock

This is Elate Group, Inc.’s initial public offering. We are selling              shares of our Class A common stock. This is our initial public offering and no public market exists for our common stock. We anticipate that the initial public offering price of our Class A common stock will be between $        and $        per share. We intend to apply to list our Class A common stock on the Nasdaq Stock Market (“NASDAQ”) under the symbol “[ELTE].”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and a “smaller reporting company” as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of being an emerging growth company and a smaller reporting company.”

Immediately following this offering, we will have two classes of authorized and outstanding common stock, Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, except with respect to certain voting and conversion rights. The record holders of our Class B common stock, Kevin

Britt and Julia Britt (and together with their issue, the “Britt Family”), are entitled to ten votes per share and holders of our Class A common stock are entitled to one vote per share. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and automatically converts into one share of Class A common stock if it is transferred outside the Britt Family. See “Description of Capital Stock—Class B Common Stock.” Outstanding shares of Class B common stock will represent approximately     % of the voting power of our outstanding capital stock following this offering, assuming the underwriters’ over-allotment option is not exercised.

Immediately following this offering, the Britt Family, our controlling shareholders, will continue to control a majority of the votes among all shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NASDAQ. See “Management—Controlled Company Status.”

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional                  shares of Class A common stock at the public offering price, less underwriting discounts and commissions.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 14.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions*	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling shareholders	$	$

*	See “Underwriting” for a description of all compensation payable to the underwriters.

The underwriters expect to deliver the shares to purchasers on or about                 , 2022 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[Underwriter/book runner information to drop in]

The date of this prospectus is                 , 2022.

elatemoving
888.753.8813

elatemoving
high end level of
packing and moving services

elatemoving
888.753.8813
www.elatemoving.com

elate moving
FRAGILE

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We do not, and the underwriters do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others provide to you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

ABOUT THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, “the company,” “we,” “us” and “our” refers to Elate Group, Inc., a Delaware corporation, together with its wholly-owned subsidiary, Elate Moving, LLC. Unless otherwise indicated, the information contained in this prospectus is as of                 , 2022, and assumes that the underwriters’ over-allotment option is not exercised.

In this prospectus, we refer to our Class A common stock, $0.0001 par value per share, and our Class B common stock, $0.0001 par value per share, as our Class A common stock and our Class B common stock, respectively, and together, as our common stock. Unless otherwise indicated, all references to our common stock refer to our common stock as in effect at the time of the completion of this offering.

This prospectus contains references to fiscal year 2020 and fiscal year 2019, which represent our fiscal years ended December 31, 2020, and December 31, 2019, respectively. Financial information with respect to fiscal years 2020 and 2019 is comprised solely of financial information for Elate Moving, LLC, our wholly owned subsidiary.

“GAAP” as used in this prospectus refers to United States generally accepted accounting principles.

PROSPECTUS SUMMARY

The following summary highlights information about our business and the offering of our Class A common stock that appears elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

OUR COMPANY

Founded in 2013, we are a high-touch, best-in-class moving and storage company providing domestic concierge services and international relocation solutions for residential, commercial and government clients in the United States and Canada. We believe our bespoke offerings and reputation for quality service is unparalleled in the industry and not easily replicated by our competitors.

We believe we have established a sterling brand by adhering to the highest standards when delivering complete end-to-end relocation and storage services for affluent and high-profile customers. This has involved relocating some of the most highly valued homes in the country, A-list celebrities, five-star hotels and top government agencies.

We currently serve the U.S. and Canada from seven hubs along the East Coast of the United States: Boston, MA; Greenwich, CT; Southampton, NY; Woodcliff Lake, NJ; New York, NY; Philadelphia, PA and Washington, D.C. We operate out of these locations with a growing fleet of 26 trucks and an expanding professional relocation team comprised of 30 full-time and 15 part-time employees.

We believe our capabilities in concierge moving and storage services outpace our local and national peers. We specialize in high-end offerings and cater to customers that demand excellence and the utmost care and professionalism. Our extraordinary attention to detail, flawless protection of personal property and commitment to customer service has generated a sterling reputation that we believe is second to none.

Our highly satisfied clients have provided us tremendous endorsements, word-of-mouth advertising and an ongoing stream of high-value referrals. We especially pride ourselves in making relocations and storage convenient and stress-free for affluent clients who demand superior service.

Our emphasis on quality has earned us accolades and ongoing referrals from our clients, including several of our marquee corporate and government clients such as:

•Sotheby’s International Realty

•Keller Williams Real Estate

•Charles Schwab

•New York State Insurance Fund

•Four Seasons Hotel (Downtown Manhattan)

•The James Hotels

•UOVO, premier provider of storage services for art and valued collections.

•Trump International Hotels Management

•United Nations

•West Point Military Academy

•New York State Office of General Services

•New York Department of Motor Vehicles

•Social Security Administration

Over the years, we have grown largely by referrals from these and other highly satisfied clients, conducting more than 20,000 relocations since our inception. Our 2020 annual results reflect our success and emphasis on strong fiscal stewardship:

•Revenue up 58% to $4.9 million

•Gross profit up 95% to $3.1 million

•Gross margin expansion from 51.8% to 64.2%

•Net income up 289% to $1.5 million

OUR INDUSTRY

While there are strong synergies between the moving/relocation and storage market, these are distinct market segments that each have strong drivers for growth and opportunity.

Moving & Relocation

Industry forecasters expect the U.S. moving services business to reach $18.8 billion by 2024, growing at a 2% compounded annual growth rate (CAGR). Residential is considered the largest segment of the moving services industry, growing at 39% CAGR.

We are currently focused on states which have the greatest number of migrations. The net migration outflows are notable, which includes many high-net worth individuals seeking to escape states with onerous tax burdens. These are largely the clients we serve.

The 2020 data indicates that COVID-19 influenced movers’ decisions. In addition, 40% of Americans who moved did so for a new job or job transfer (down from prior years), and more than one in four (27%) moved to be closer to family, which is significantly up over prior years.

The moving industry is highly fragmented, according to data firm IBISWorld, with a low level of market share concentration. The top four largest operators account for 9.8% of industry revenue.

Three million Americans move interstate annually, according to moving intelligence platform, SHYFT, reflecting a robust market. The following statistics highlight the scale and scope of the moving segment.

•Americans move an average of 11.7 times over their lifetime.

•9.8 percent of Americans move annually.

•15.3 million households in America, with an average size of 2.3 family members, move annually.

The U.S. moving industry:

•Approximately 7,000 moving companies in the United States with about 50,000 moving trucks.

•122,600 people are employed by the moving industry, with a combined payroll about $3.6 billion annually.

•Moving companies work in 13,900 locations across the U.S.

•There are approximately 186,722 jobs created by the moving industry.

•Estimated total annual contribution of the moving industry to the U.S. economy is $86 billion.

Concierge Storage

Our specialty is high-end moving and storage for more affluent clientele seeking a white glove experience. We believe this niche of the moving market and storage market is underserved, and we are uniquely qualified to seize market share.

The $41.5 billion U.S. self-storage market is estimated to be growing at a 2.2% compound annual growth rate and is expected to reach $44.5 billion by 2024, according to IBISWorld. Growth drivers include job expansion, population growth, increasing migration and home downsizing by baby boomers.

Similar to moving industry fragmentation, self-storage is not concentrated. According to the 2021 Self-Storage Almanac, roughly one-fifth of the market is controlled by the top six publicly traded self-storage companies. This leaves 70% of U.S. self-storage facilities owned and operated by independent entities.

Additional market statistics:

•10.6% of U.S. households leased a self-storage unit in 2020, up from 6% in 1996, according to the SSA Self-Storage Demand Study 2020.

•49,000 self-storage facilities in the U.S., up from 47,000 in 2019, according to the 2021 Self-Storage Almanac.

•From 2010 to 2020, average occupancy rates increased from 75.7% to 92.2%, according to the 2021 Self-Storage Almanac.

•Net rentable space exceeds 58 million-sf., according to the 2021 Self-Storage Almanac.

In terms of product type, there is strong demand for traditional indoor storage, climate-controlled storage and outdoor storage for boats/cars/RVs.

The global concierge services market was valued at USD $596 million in 2020 and is anticipated to grow at more than 5.3% through 2027, according to IMR Data knowledge. We believe this growth reflects an increasing number of consumers are looking to outsource routine or specialized tasks to concierge services or personal assistance services to save time and avoid inconvenience. Other factors such as lack of work-life balance, busy work schedules, and time constraints are expected to boost the demand for such concierge services.

Given these factors, we are interested in further growing and enhancing our concierge self-storage business. Such services will cater to not only affluent clients, but also to anyone looking for a more convenient self-storage solution who sees the value in the personal time savings it provides.

OUR COMPETITIVE STRENGTHS

We are an entrepreneurial-driven, high-growth company, with a distinct and premier moving and storage brand for residential, corporate and government clients, particularly for the higher-end of the market.

Our Company is differentiated in the marketplace due to several competitive advantages:

•Deep experience and unrivaled expertise in moving and storage of highly valued assets for individuals and enterprises.

•We specialize in high-end art and antique relocation with professional staff averaging five plus years of experience.

•Fully licensed with several state governments in the U.S. and the Ministry of Transportation of Ontario.

•As a member of the New York Teamsters Union, we can engage the highest quality manpower at a short notice, with this enabling us to execute guaranteed moves of high complexity, size and value in this highly active market.

•We have developed an exclusive/proprietary packing and moving system for high-end artwork and furniture.

In addition to these distinctions, we offer clients an end-to-end moving and storage solution, which promises the same moving team at each location.

Our delivery times nationwide are unmatched in the industry.

•We are the only moving company on the East Coast that can guarantee next day delivery from NYC, CT or NJ to Toronto, Ottawa or Montreal.

•Our guaranteed destination timelines from NY, CT, NJ to CA, WA and Vancouver in four/five days; Texas in three days; Florida in two days; Colorado in three/four days; Illinois in two days.

We pride ourselves in providing best-in-class moving and storage services for the most demanding clients. With wealthy Americans moving out of high-tax, high-crime cities, we see significant opportunity to grow our business and expand our market share.  The table below compares our services to whom we view as our closest competitors in the current regional markets we serve:

OUR GROWTH STRATEGIES

Our goals are to grow profitably, drive strong and consistent return on capital and increase stakeholder value. We believe our competitive strengths position us to pursue our goals through the following strategies:

National Expansion of Relocation Services

We plan to expand our geographic footprint to include hubs (origination service areas) in other major metropolitan areas in North America with the demographics that we believe would support our business model, including, but not limited to, Phoenix, Arizona; Orange County, California; and Austin and Dallas, Texas. The demographics we see may also include areas in Canada, such as in the Toronto region.

To support this expansion, over the next year, we plan to increase our current 26-truck fleet by approximately 10-12 trucks. We may make greater increases to the number of trucks in our fleet as the market demands and can support, and as according to the pace we find and train our moving teams. We can also continue to rent additional trucks to handle peak moving periods as well as for long-distance, one-way moves.

Concierge Self-Storage

We see self-storage services, and particularly concierge self-storage, being a strong growth driver for our business over time. We currently partner with Westy Self-Storage, a Northeast-based operator, to provide storage and self-storage to our clients. Depending on the geographic location of the storage customer, we may also use other self-storage providers. For temporary storage (those storage needs lasting less than one month) we may use our 5,000-sf. warehouse located in Brooklyn, New York.

For the convenience of select clients, we may rent third-party storage on their behalf and rebill them accordingly or charge them for storage at our warehouse. By way of example only, if we rent a 100-sf. storage space from Westy, the current costs to us would be approximately $350 per month and we would anticipate charging our concierge storage customer $395 per month. Our gross margins in this space approximate 15% depending on rentable unit sf. We provide the delivery to and from storage as requested by the customer. We estimate our concierge self-storage business generates revenue of $600,000 to $700,000 per year, with about 10-20 customers in any given month on this program.

Our concierge storage service may also include same-day or next day pickup of items at the customer’s location or retrieval from storage of their items for which we charge additional fees.

For markets not served by Westy, we use alternative self-storage providers, and may similarly do so as we enter new markets not served by Westy. Over time we intend to explore the option of establishing our own storage facilities and related concierge services for our customers. As a result of preliminary exploration of the space, we expect that to represent a strong area for growth as it develops.

Given our current business and referral relationship with Westy, we are not planning to compete with Westy in overlapping markets. We have historically received about three to four customer referrals per each we have provided to Westy. Since inception we estimate we have provided Westy more than 500 self-storage referrals.

Over the next few years, we plan to establish two to three self-storage facilities comprised of 1,000-1,500 units each. We may purchase an existing building and convert it to public storage if zoning allows it or build a new facility. We anticipate construction or renovation would begin at our first site in 2022, with the opening planned for 2023.

We see our storage properties being state-of-the-art, offering climate-controlled and high-security units to avoid damage to luxury or precious items, such as fine art, statues, chandeliers, furniture, valuable records and similar high-value items. Clients would have 24/7 access with monitored security.

Concierge self-storage offerings would also include drop-off and pick-up services. We are planning to implement Radio Frequency Identification (RFID) tagging to insure appropriate tracking and inventory control.

For new or renovated construction, we anticipate a typical facility would have 70,000 to 100,000-sf. in total space and three floors. Usable sf. would be approximately 70% of the total sf. For new construction, we estimate the land cost at $5 million, with hard and soft construction costs at about $65-$75 per sf. or approximately $15 million. We anticipate being able to rent storage to our customers at $4 per sf. on average.

Assuming we establish 200,000-sf. of total storage space with two buildings, or 140,000-sf. of usable space, with occupancy of 80-90%, this could generate approximately $6.1 million in additional revenue annually. Since they would be our own facilities, we anticipate the gross margins would be higher than our current concierge self-storage services gross margins and in line with our concierge relocation services at more than 60%, on average.

As an additional revenue stream, we may also offer small moving truck rentals at our facilities for customers who would prefer to move their items themselves or with the assistance of a Company moving crew. We estimate this could generate an additional $2 million to $3 million in annual revenue over time.

Advertising

In addition to referrals, a key source for customer acquisition has been online digital advertising, such as the use of Google AdWords, as well as social media tools, and direct mail. We plan to increase our budget for advertising over the next year. Given historical results, we anticipate that an increase of $750,000 to $1 million in advertising expenditures would result in an additional 50 to 70 percent increase in revenue from the current levels.

Strategic Acquisitions

We plan to drive organic growth by leveraging our existing customer relationships and the strong referrals they can provide, as well as through our advertising efforts. However, our industry is largely fragmented, creating abundant opportunities for growth and regional expansion through strategic acquisitions. In 2020, there were approximately $3.0 billion in self-storage acquisitions, according to MJ Partners, which included both wholly owned property acquisitions and joint venture acquisitions.

There is to the best of our knowledge no publicly traded companies of our size in our industry, and no “pure plays” of any size with moving and storage as its focus, and especially concierge-level services like we provide. We believe our status as a publicly traded, pure-play company would provide us certain advantages as we pursue a strategic acquisition program. We also considered acquisitions as one way to overcome the current labor shortages and the means to accelerate our growth more rapidly.

Commercial & Government

Given our growing record of large moves for commercial and government customers, we plan to grow this segment of our business by hiring sales staff who would be dedicated to developing and servicing it. We are fully licensed with several state governments in the U.S. as well as with the Ministry of Transportation of Ontario, Canada. Our membership of the New York Teamsters Union also provides us with certain advantages as we pursue commercial and government projects in the state of New York.

Technology

We believe the implementation of technology will help us take better advantage of our customer relationships and scale our business. We are in the process of implementing a new state-of-the-art CRM with engagement analytics. We are also looking to develop a native mobile app that will provide an interactive system that would be designed to help customers and the Company more easily and efficiently evaluate potential relocation and storage engagements. The app would also be used by our customers to manage their self-storage items, and schedule pick up and deliveries from storage.

RISKS RELATED TO OUR BUSINESS AND THIS OFFERING

Investing in our Class A common stock involves a high degree of risk. Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth in the section entitled “Risk Factors.” If any of these risks actually occur, our business, financial condition and results of operations may be materially adversely affected. In such a case, the trading price of our Class A common stock may decline, and you may lose part or all of your investment. Below is a summary of the primary risks to our business:

•	economic and business risks inherent in the moving and storage industry, including competitive pressures pertaining to pricing, capacity and service;

•	fluctuations in the price or availability of fuel and possible legislation surrounding fossil fuels, renewable mandates, and road mileage tax;

•	our ability to attract and retain qualified drivers in the operation of our moving business, which is difficult to predict and is subject to factors outside of our control;

•	our ability to recruit, develop and retain our key employees, movers and drivers;

•	increased costs of compliance with, or liability for violation of, existing or future regulations in our industry, which is highly regulated;

•	negative seasonal patterns generally experienced in the moving industry during winter months;

•

we will be a “controlled company” within the corporate governance rules of the NASDAQ and, as a result, qualify for, and intend to rely on, the exemption from the requirement that our corporate governance committee be composed entirely of independent directors; and

•

the interests of our controlling shareholders the Britt Family may conflict with yours in the future, and, for so long as the Britt Family maintains control of us, our other shareholders will be unable to affect the outcome of proposed corporate actions supported by the Britt Family for their benefit.

Corporate Information

Our principal executive offices are located at 305 Broadway Floor 7 New York, NY 10007, and our telephone number is (212) 920-4450. We also maintain a website at https://elatemoving.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

Implications of being an emerging growth company and a smaller reporting company

As a company with less than $1.07 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•reduced disclosure about our executive compensation arrangements;

•no non-binding shareholder advisory votes on executive compensation;

•exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•reduced disclosure of financial information in this prospectus, including only two years of audited financial information and two years of selected financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission (the “SEC”), which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

For so long as we remain an emerging growth company, we are permitted to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved and an exemption from compliance with the requirements regarding the communication of critical audit matters in the auditor’s report on financial statements. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. As permitted, we have elected to use the extended transition period for complying with new or revised accounting standards, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Class A common stock offered	shares.

Class B common stock offered	None.

Option to purchase additional shares of Class A common stock

We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to              additional shares of our Class A common stock at the initial public offering price, less underwriting discounts.

Class A common stock to be outstanding after this offering	shares, representing a % voting interest (or a % voting interest, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be outstanding after this offering

2,000,000 shares, representing a     % voting interest (or 2,000,000 shares, representing a     % voting interest, if the underwriters’ exercise in full their option to purchase additional shares of Class A common stock).

Voting rights

Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or as designated in the Amended and Restated Certificate of Incorporation. After this offering, the Britt Family will beneficially control more than     % of the voting power of our outstanding capital stock, will continue to hold all of our Class B common stock and effectively control all matters submitted to our shareholders for a vote. See “Description of Capital Stock.”

Controlled company

Upon the completion of this offering, we will be a “controlled company” under the corporate governance rules of the NASDAQ. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements. We intend to take advantage of the exemption from the requirement to have a corporate governance committee that is composed entirely of independent directors and a compensation committee. See “Management—Controlled Company Status.”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $        , or approximately $        if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $        per share (the mid-point of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, including expansion of our current service lines into additional states, entry into, development and enhancement of, the storage facility segment, enlarging our cross-border services into Canada, potential acquisitions, repayment of indebtedness and capital expenditures. See “Use of Proceeds.”

Dividend policy

The declaration and payment of all dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, legal requirements and any debt agreements we are then party to and other factors that our Board of Directors deems relevant. “See Dividend Policy.”

Risk factors

Investing in shares of our Class A common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before you decide to invest in our Class A common stock.

Proposed listing and symbol	We intend to apply to have our common stock listed on the NASDAQ under the symbol “[ELTE].”

Except where expressly indicated otherwise, references to the total number of shares of our Class A common stock and Class B common stock outstanding after this offering is based on                  shares of our Class A common stock and 2,000,000 shares of our Class B common stock outstanding as of                 , and excludes the following shares:

•	2,000,000 shares of Class A common stock issuable upon the conversion of our Class B common stock that will be outstanding after this offering; and
•	shares of Class A common stock reserved as of the closing date of this offering for future issuance under our 2021 Equity Incentive Plan.

Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:

•	No exercise of the underwriters’ option to purchase additional shares of our Class A common stock; and

•	An initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth our summary historical financial and other data as of and for the periods indicated. We have derived the summary historical financial data for the years ended December 31, 2020 and December 31, 2019 from the audited financial statements included elsewhere in this prospectus.

The summary historical financial and other data set forth below should be read in conjunction with the information included under the headings “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes included elsewhere in this prospectus.

Statement of Operations

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Revenue, net	$ 4,878,383	$ 3,097,163
Cost of revenues	1,748,240	1,493,314
Gross profit	3,130,143	1,603,849

Operating expenses:
Sales and marketing	329,603	180,641
General and administrative expenses	1,221,994	1,016,827
Total operating expenses	1,551,597	1,197,468

Income from operations	1,578,546	406,381

Other income (expense):
Interest expense	(131)	-
Other income (expense), net	10,879	(167)
Total other income (expense), net	10,748	(167)

Income before provision for income taxes	1,589,294	406,214

Provision for income taxes	(89,585)	(20,385)

Net income	$ 1,499,709	$ 385,829

Basic and diluted net income per unit	$ 14,997.09	$ 3,858.29
Weighted-average number of units used in computing basic and diluted per unit amounts	100	100

Balance Sheet Data

As Further
December 31, 2020	Actual	As Adjusted(1)	Adjusted(1)(2)
Cash and cash equivalents	$ 376,803	$ 376,803	$ 376,803
Working capital	$ 355,399	$ 355,399	$ 355,399
Total assets	$ 996,588	$ 996,588	$ 996,588
Total stockholders' equity	$ 748,561	$ 748,561	$ 748,561

(1)The as adjusted column presents our capitalization giving effect to the reclassification of amounts attributed to Class A and B common stock to shareholders’ equity, including common stock and additional paid-in capital.

(2)As further adjusted amounts give effect to the adjustments set forth in footnote (1) as well as the sale of __ shares of our Class A Common Stock in this offering at the assumed initial public offering price of $__ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $__ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the as further adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by approximately $__, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $__, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before deciding whether to purchase shares of our Class A common stock. If any of the following risks are realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

The moving and transportation industry is affected by economic and business risks that are largely beyond our control.

The commercial and residential moving and storage facility industry is highly cyclical, and our business is dependent on a number of factors that may have a negative impact on our operating results, many of which are beyond our control, including but not limited to general economic uncertainty, volatility in the housing markets and commercial real estate, fluctuation in fuel prices and uncertainty surrounding regulations targeting transportation and fossil fuels, and COVID-19 impact on the supply chain.

We believe that some of the most significant factors beyond our control that may negatively impact our operating results are economic changes that affect supply and demand in commercial and residential markets and the global supply chain, such as:

•	recessionary economic cycles, such as the period from 2007 to 2009;
supply chain disruptions ranging from building materials to auto chip shortages;

•	reduced demand for off-site storage facilities;

•	industry compliance with an ongoing regulatory environment;

significant acceptance of remote work may reduce the customer demands for movement into high cost of living areas, thereby depleting the concentration of our customer base and increasing the geographical areas we need to cover to service the same number of customers.

•	excess truck capacity in comparison with shipping demand; and

•	downturns in customers’ business cycles, which may be caused by declines in consumer spending both commercial and residential.

The risks associated with these factors are heightened when the United States economy is weakened. Some of the principal risks during such times are as follows:

•	low overall moving levels, which may impair our asset utilization;

•	customers with credit issues and cash flow problems;

•	changing moving patterns resulting from pandemics to volatile real estate prices, resulting in an imbalance between our capacity and customer demand;

•	customers bidding out moving expenses or selecting competitors that offer lower rates, in an attempt to lower their costs, forcing us to lower our rates or lose customers; and
•	budgetary constraints on state and local municipalities pausing government office relocations and planned moves.

Economic conditions that decrease moving demand or increase the supply of capacity in the commercial and residential moving industry can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. Reduced moving demand may also reduce the demand for short-term and long-term offsite storage facilities.  A prolonged recession or general economic instability could result in declines in our results of operations, which declines may be material.

We also are subject to cost increases outside our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, fuel and energy prices, driver wages, taxes and interest rates, tolls, license and registration fees, permits, building materials, construction costs, insurance premiums, regulations, revenue, equipment and related maintenance costs and healthcare and other benefits for our employees. We cannot predict whether, or in what form, any such cost increase or event could occur. Any such cost increase or event could adversely affect our profitability.

In addition, events outside our control, such as strikes or other work stoppages at our facilities or at customer locations, weather, pandemics and epidemics, actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to reduced economic demand, reduced availability of credit or temporary closing of United States borders to essential workers and industries, which could impact our ability to do business to and from Canada. Such events or enhanced security measures in connection with such events could impair our operations and result in higher operating costs.

The commercial and residential moving industry is highly competitive and fragmented, which subjects us to competitive pressures pertaining to pricing, capacity and service.

Our operating segments compete with many commercial and residential moving companies. The North American commercial and residential moving market is highly competitive and fragmented.  Some of our competitors may have greater access to equipment, a larger fleet, a wider range of services, preferential dedicated customer contracts, greater capital resources or other competitive advantages. Numerous competitive factors could impair our ability to maintain or improve our profitability. These factors include the following:

•

Many of our competitors periodically reduce their moving rates to gain business, especially during times of reduced growth in the economy. This may make it difficult for us to maintain or increase moving rates, or may require us to reduce our moving rates. Additionally, it may limit our ability to maintain or expand our business.

•	Some companies have selected core moving companies for all their moving needs, for which we may not be selected.

•	Many customers periodically solicit bids from multiple moving companies for their moving needs, which may depress moving rates or result in a loss of business to our competitors.

•

The continuing trend toward consolidation in the commercial and residential moving industry may result in more large moving companies with greater financial resources and other competitive advantages, with which we may have difficulty competing.

•	Higher fuel prices embedded in our moving quotes to our customers may cause some of our customers to consider alternative moving companies.

•

Advancements in technology may necessitate that we increase investments in technologies, such as mobile apps for moving quotes, in order to remain competitive, and our customers may not be willing to accept higher moving rates to cover the cost of these investments.

The commercial and residential storage industry is highly competitive and fragmented, which subjects us to competitive pressures pertaining to pricing, capacity and service.

Our projected operating segment in the residential and commercial storage space competes with many commercial and residential storage companies. The North American commercial and residential storage market is highly competitive and fragmented.  Many of our competitors have greater access to equipment, a significant number of locations and franchises, a wider range of services, preferential dedicated customer contracts, greater capital resources or other competitive advantages. Numerous competitive factors could impair our ability to maintain or improve our profitability. These factors include the following:

•

Many of our competitors periodically reduce their storage rates, or offer $0 introductory rates, to gain business, especially during times of reduced growth in the economy. This may make it difficult for us to gain initial customers or increase storage rates, or may require us to reduce our moving rates to significantly low levels following periods of high capital expenditure developing storage facilities. Additionally, it may limit our ability to maintain or expand our business.

•	Some companies have selected core storage companies for all their storage needs, for which we may not be selected.

•	Many customers periodically solicit bids from multiple storage companies for their storage needs, which may depress storage rates or result in a loss of business to our larger competitors.

•

The continuing trend toward consolidation in the commercial and residential storage industry may result in more large storage companies with far greater financial resources and other competitive advantages, with which we may have difficulty competing.

•

Higher costs of building materials and construction prices may necessitate that we increase storage costs of the prices of our competitors in order to recoup capital expenditures, and our customers may not be willing to accept higher storage rates to cover these costs.

We may not be able to effectively manage and implement our organic growth strategies.

While we currently believe we can grow our profits and cash flows organically through further penetration of existing customers and by expanding our customer base, as well as by entering into the commercial and residential storage industry, we may not be able to effectively and successfully implement such strategies and realize our stated goals. Our goals may be negatively affected by a failure to further penetrate our existing customer base, cross-sell our service offerings, pursue new customer opportunities, pursue new business opportunities and segments, manage the operations and expenses of new or growing service offerings or otherwise achieve growth of our service offerings. Successful execution of our business strategies may not result in us achieving our current business goals.

Our business depends on our strong reputation and the value of the Elate brand.

We believe that the Elate brand name symbolizes high-quality service, reliability and efficiency, and is one of our most important and valuable assets. The Elate brand name and our corporate reputation are significant sales and marketing tools, and we devote substantial resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents, such as accidents, customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increased use of social media outlets such as YouTube, Facebook, Twitter, Instagram and TikTok, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

Our profitability may be materially adversely impacted if our capital investments do not match customer demand for invested resources or if there is a decline in the availability of funding sources for these investments.

Our current and planned operations require significant investments. The amount and timing of capital investments depend on various factors, including anticipated volume levels and the price and availability of assets. If anticipated demand differs materially from actual usage, our capital-intensive moving and storage facility segments may have too much or too little capacity. Moreover, resource requirements across our fine art, commercial and residential moving segments and our storage facility segment varies with customer demand, which may be subject to seasonal or general economic conditions. Our ability to adapt to changes in fine art, commercial and residential moving requirements is important to efficiently deploy resources and make capital investments in trucks, trailers, and packing materials. Similarly, our ability to adapt to increased demand and capacity requirements in the commercial and residential storage facility segment is important to efficiently deploy capital resources into land acquisition and construction costs. Although our business volume is not highly concentrated, our customers’ financial failures or loss of customer business may also affect us.

We may not be able to successfully implement our company strategy of diversifying our revenue base and expanding our capabilities by entering into the storage facility space.

Our company growth strategy entails selectively diversifying our revenue base, by entering the storage facility market and growing our market share in storage services. This strategy involves certain risks, and we may not overcome these risks, in which case our business, financial position and operating results could be materially and adversely affected. We expect to continue to pursue our company growth strategy of increasing and diversifying our moving segment customer base and by entering into the storage facility space, and this exposes us to certain risks, including:

•	hiring new managers, drivers and other employees, may increase training and compliance costs and may result in temporary inefficiencies until those employees become proficient in their jobs;
•	expanding our service offerings may require us to encounter new competitive challenges and regulatory compliance in markets in which we have not previously operated or with which we are unfamiliar.
•	entering into the storage facility space my strain our (i) management’s bandwidth and attention to operations, (ii) capital resources, (iii) information systems and (iv) customer service;
•	making significant capital expenditures, which could require substantial capital and cash flow that we may not have or may not be able to obtain on satisfactory terms;
•	increased specialty insurance costs for greater fine art moving and storage services; and
•	increased insurance costs for greater moving capacity and costs related to owning and operating storage facilities.

Fluctuations in the price or availability of fuel could materially and adversely affect our margins.

Fuel represents a significant expense for us. Diesel and gas fuel (“fuel”) prices fluctuate greatly due to factors beyond our control, including but not limited to political events, terrorist activities, pandemics, armed conflicts, depreciation of the dollar against other currencies and weather, such as hurricanes, and other natural or man-made disasters, each of which may lead to an increase in the cost of fuel. Fuel prices may also be affected by the rising demand in developing countries, and could be adversely impacted by diminished drilling activity, by the use of crude oil and oil reserves for other purposes, and legislative pushes to disincentive fuel usage and incentivize electric and hydrogen fuel supply. Such events may lead not only to increases in fuel prices and taxes, but also to fuel shortages and disruptions in the fuel supply chain. Because our operations are dependent upon fuel, significant fuel cost increases, shortages or supply disruptions could materially and adversely affect our operating results and financial condition.

Increases in fuel costs, to the extent not offset by rate per mile increases built into our quotes, may have an adverse effect on our operations and profitability. While a portion of our fuel costs are covered by pass-through provisions in customer contracts, we also incur fuel costs that cannot be recovered. Because our moving quotes precede changes in fuel prices, our customer quotes and charges may not capture the increased costs we pay for fuel, especially when prices are rising

Difficulties attracting and retaining qualified drivers could materially adversely affect our profitability and ability to maintain or grow our fleet.

Like many fine art, commercial and residential moving companies, from time to time we may experience difficulty in attracting and retaining sufficient numbers of qualified drivers, and driver shortages may recur in the future. Our challenge with attracting and retaining qualified drivers stems from intense market competition and our driver quality standards, which subjects us to increased payments for driver compensation. Our art moving services require special training to handle unique moving and packing requirements. We use physical function tests and drug testing to screen and test all driver applicants, which we believe is a rigorous standard relative to others in our industry and could decrease the pool of qualified applicants available to us. Failure to recruit high-quality, safe drivers that meet our testing standards could diminish the safety of our fleet and could have a materially adverse effect on our customer relationships, our insurance premiums, and our business.

Our company drivers are generally compensated on an hourly basis, and the rate per-hour generally increases with the drivers’ length of service and experience. The compensation we offer our drivers is also subject to market conditions and labor supply. We may in future periods increase company driver compensation, which will be more likely to the extent that economic conditions improve, and industry regulation exacerbates driver shortages forcing driver compensation higher. Our steady capacity requires us to continually recruit company drivers in order to operate our revenue-producing fleet equipment. If we are unable to continue to attract and retain a sufficient number of high-quality company drivers, we could be required to adjust our compensation packages, or operate with fewer trucks and face difficulty meeting customer demands, all of which could adversely affect our profitability and ability to maintain our size or grow.

Difficulties finding and attracting temporary workers during periods of increased moving demand could materially adversely affect our profitability and consumer brand.

The moving services industry has experienced consistent growth and demand over the past few years, despite economic downturns and global and local restrictions on travel. Increased demand will continue to require us to either hire more employees or temporary workers to cover short-term upsurges. There is no guarantee that we will be able to find employees or temporary workers to meet all future demand, or in the event we do, that we will be able to offer such individuals packages superior to our competitors. If we are unable to grow or retain our workforce to contend with consumer demand, we may lose out on opportunities in the near- and long-term. Failure to supply services to some customers due to over-capacity could cause those costumers, and their social circles, to develop a negative impression of our services and brand, which could adversely affect our profitability.

Difficulty in obtaining material, equipment, goods and services from our vendors and suppliers could adversely affect our business.

We are, and will be, dependent upon our suppliers for certain products and materials, including our trucks, packing supplies, and to the extent we enter into the storage facility segment, construction materials and storage unit containers. We rely on suppliers of our trucks and truck components to maintain the age of our fleet. We believe that we have positive relationships with our vendors and suppliers and are generally able to obtain favorable pricing and other terms from such parties. If we fail to maintain these relationships with our vendors and suppliers, or if our vendors and suppliers are unable to provide the products and materials we need or undergo financial hardship, we could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons. Subsequently, our business and operations could be adversely affected.

If we are unable to recruit, develop and retain our key employees, our business, financial condition and operating results could be adversely affected.

We are highly dependent upon the services of certain key employees, including our team of executive officers and directors. [With the exception of Julia Britt and Kevin Britt, ]we currently do not have employment agreements with any of our executive officers, and the loss of any of their services could negatively impact our operations and future profitability. Inadequate succession planning or unexpected departure of key executive officers or employees could cause substantial disruption to our business operations, deplete our institutional knowledge base and erode our competitive advantage. Additionally, we must continue to recruit, develop and retain skilled and experienced drivers if we are to realize our goal of expanding our operations and continuing our growth, both nationally and internationally. As we enter into the storage facility segment, failure to recruit, develop and retain a core group of storage facility managers could have a materially adverse effect on our business.

Efforts by labor unions could divert management’s attention and could have a materially adverse effect on our operating results.

We face the risk that Congress or one or more states will approve legislation significantly affecting our business and our relationship with our employees, such as the previously proposed federal legislation referred to as the Employee Free Choice Act, which would substantially liberalize the procedures for union organization. We also face the risk that our employees, including drivers, may attempt to organize. Currently, two of our company drivers are members of an organized labor union in New York City for commercial movers that allows access and entry to certain buildings, which benefits us. However, any attempt to organize by our employees could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency and ability to generate acceptable returns on the affected operations. Moreover, any labor disputes or work stoppages could disrupt our operations and reduce our revenues.

Insurance and claims expenses could significantly reduce our earnings.

As we expand our services in fine art moving and enter into the storage facility segment, our future insurance and claims expense might exceed historical levels, which could reduce our earnings. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. This, along with legal expenses, incurred but not reported claims and other uncertainties can cause unfavorable differences between actual claim costs and our reserve estimates.

We maintain insurance with licensed insurance carriers above the amounts which we retain. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess. Insurance carriers have raised premiums for many businesses, including transportation and storage companies. As a result, our insurance and claims expense could increase when our policies are renewed or replaced. Our operating results and financial condition could be materially and adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our estimates, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance carriers fail to pay on our insurance claims or (iv) we experience a claim for which coverage is not provided.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

We operate in the United States pursuant to operating authority granted by the DOT. Our company drivers must comply with the safety and fitness regulations of the DOT, implemented through the Federal Motor Carrier Safety Administration (FMCSA), including those relating to CSA safety performance and measurements, drug and alcohol testing and Hours of Service (HOS). Weight and equipment dimensions also are subject to government regulations. We are also subject to regulation at the state level. We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers’ Hours of Service (HOS), ergonomics, collective bargaining, security at ports and other matters affecting safety or operating methods. Future CSA rulemaking could adversely affect us, including our ability to maintain or grow our fleet as well as our customer relationships.

In addition to the United States, we also have the authority to operate in Canadian provinces. We must comply with enacted governmental regulations regarding safety, equipment, environmental protection and operating methods. Examples include regulation of equipment weight, equipment dimensions, fuel emissions, driver Hours of Service (HOS), driver eligibility requirements, on-board reporting of operations and ergonomics. We may also become subject to new or more restrictive regulations related to safety or operating methods, which could adversely affect our fleet and operations in those jurisdictions.

Our cross-border operations in Canada make us vulnerable to risks associated with doing business in foreign countries.

As a result of our operations in Canada, we are subject to certain risks inherent in doing business abroad, including:

•	foreign exchange rate fluctuations and currency controls;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	difficulties in enforcing contractual obligations and intellectual property rights;

•	investment restrictions or requirements; and

•	export and import restrictions.

We have significant ongoing and projected capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations or obtain financing on favorable terms.

If we were unable to generate sufficient cash from operations, we would need to seek alternative sources of capital, including financing, to meet our capital requirements. Our long-term growth projections include the entry into the commercial and residential storage facility segment, which will require significant initial capital requirements for land acquisitions and/or building materials. In the event that we are unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, we may have to limit our fleet size, delay our entry, or diminish the size or our entry, into the storage facility segment, enter into less favorable financing arrangements or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

The seasonal pattern generally experienced in the moving industry may affect our periodic results during traditionally slower moving periods and winter months.

In the moving industry, revenue generally follows a seasonal pattern which may affect our operating results. We typically experience a seasonal surge in demand, relocation services, and art shipping during the second and third quarters of our fiscal year as a result of increased customer migration. After November our moving volume is typically slightly lower. Revenue can also be affected by adverse weather conditions, holidays and the number of business days during a given period because revenue is directly related to the available working days of movers and desired moving days of our customers. From time to time, we may also suffer short-term impacts from severe weather and similar events, such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes, and explosions that could harm our results of operations or make our results of operations more volatile.

Historically we have made no acquisitions and we may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

We have not completed any acquisitions. We may not be successful in identifying, negotiating or consummating any future acquisitions and we may not successfully integrate future businesses or achieve the synergies and operating results anticipated in connection with any future acquisitions. The continuing trend toward consolidation in the moving and storage industries may result in the acquisitions of smaller providers by large national providers that gain market share and other competitive advantages through such acquisitions. If we fail to make or successfully execute future acquisitions, our growth rate could be materially and adversely affected.

In addition, any acquisitions we undertake could involve numerous risks that could have a materially adverse effect on our business and operating results, including:

•

difficulties in integrating the acquired company’s operations and in realizing anticipated economic, operational and other benefits in a timely manner that could result in substantial costs and delays or other operational, technical or financial problems;

•	challenges in achieving anticipated revenue, earnings or cash flows;

•	assumption of liabilities that may exceed our estimates or what was disclosed to us;

•	the diversion of our management’s attention from other business concerns;

•	the potential loss of customers, key employees and drivers of the acquired company;

•	difficulties operating in markets in which we have had no or only limited direct experience;

•	the incurrence of additional indebtedness; and

•	the issuance of additional shares of our common stock, which would dilute your ownership in the company.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the percentage ownership of our then-existing shareholders.

We may need to raise additional funds in order to:

•	finance unanticipated working capital requirements or refinance existing indebtedness;

•	develop or enhance our technological infrastructure and our existing products and services;

•	fund strategic relationships;

•	respond to competitive pressures; and

•	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing shareholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing shareholders.

Our future indebtedness could limit our flexibility in operating our business or adversely affect our business and our liquidity position.

As of December 31, 2020, we had $133,610 in aggregate principal amount of indebtedness for borrowed money outstanding, consisting of $90,000 outstanding under our Economic Injury Disaster Loan (the “EIDL Loan”) from the Small Business Administration and $43,610 of borrowings outstanding under our Paycheck Protection Program Loan (the “PPP Loan”) from the Small Business Administration. The PPP Loan has since been forgiven in full.

Our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.

Any indebtedness we incur and restrictive covenants contained in the agreements related thereto could:

•	make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;

•	limit our ability to obtain additional financing to operate our business;

•

require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund capital expenditures and working capital and other general operational requirements;

•	limit our flexibility to plan for and react to changes in our business;

•	place us at a competitive disadvantage relative to some of our competitors that have less, or less restrictive, debt than us;

•	limit our ability to pursue acquisitions; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition and operating results or cause a significant decrease in our liquidity and impair our ability to pay amounts due on our indebtedness. Significant repayment penalties may limit our flexibility.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (SEC). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and operating results.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, which we refer to herein as the Exchange Act, and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight.

We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join the company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and operating results.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Risks Relating to This Offering and Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with the Britt Family, and limiting your ability to influence corporate matters. Their interests may conflict with yours in the future.

Immediately following this offering, we will have two classes of authorized and outstanding common stock:

•	Class A common stock, which is entitled to one vote per share; and

•	Class B common stock, which is entitled to ten votes per share.

All holders of Class A common stock and all holders of Class B common stock vote together as a single group on all matters submitted to a vote or consent of our shareholders, except for the election of Class B Directors. See “Description of Capital Stock”. Upon the consummation of this offering, assuming that the underwriters do not exercise the over-allotment option, the Britt Family will collectively beneficially own 100% of our outstanding Class B common stock and     % of our outstanding Class A common stock, representing approximately     % of the total voting power of all of our outstanding common stock and approximately     % of our total outstanding common stock. The Britt Family has agreed, among other things, to publicly file notices that they are acting as a “group” for Exchange Act and NASDAQ purposes, to vote the shares of Class B common stock in favor of our Chief Executive Officer, and will have the power, pursuant to the rights and designations of the Class B common stock, to elect two members of our Board of Directors as “Class B Directors.” As a controlled-company no nominating committee or nominations process with independent directors is required, and as such, the Britt Family will have the power to nominate and elect a majority of the Board of Directors.  See “Description of Capital Stock Nomination Process Agreement.”

Our Amended and Restated Articles of Incorporation provide that each share of Class B common stock may be converted into a share of Class A common stock at the option of the holder of Class B common stock.

As a result of these arrangements, the Britt Family’s control of us allows it to control the outcome of corporate actions that require or may be accomplished by shareholder approval, including the election and removal of directors and transactions resulting in a change in control of the company. For so long as the Britt Family maintains control of us, our shareholders other than those members of the Britt Family will be unable to affect the outcome of proposed corporate actions supported by the Britt Family, including a change in control of the company.

The interests of the Britt Family may not be the same as ours or those of our other shareholders. For example, the Britt Family may have an interest in pursuing transactions that could enhance their investment even though such transactions might involve risks to the company and to you. The Britt Family may also have an interest in delaying, deterring or preventing a change in control or business combination that might otherwise be beneficial to the Company and to you.

We will be a “controlled company” within the meaning of the rules of the NASDAQ and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements relating to our corporate governance committee. You will not have the same protections afforded to shareholders of other companies that are subject to such requirements.

Upon the completion of this offering, the Britt Family will have more than 50% of the voting power for the election of directors, and 100% of the voting power for the election of the Class B Directors, and will publicly file notices pursuant to the Exchange Act that the members of the Britt Family are acting as a group. As a result, we will qualify as a “controlled company” under the corporate governance rules for NASDAQ-listed companies. As a controlled company, certain exemptions under the NASDAQ listing standards will exempt us from the obligation to comply with certain NASDAQ corporate governance requirements, including the requirements to have a compensation committee that is composed entirely of independent directors or that we have a majority independent board.

We have elected to take advantage of this “controlled company” exemption, and the holders of our Class A common stock therefore may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance rules for NASDAQ-listed companies. Our status as a controlled company could therefore make our Class A common stock less attractive to some investors or otherwise harm our stock price.

In addition, in 2012, the SEC passed final rules implementing provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence. The SEC’s rules direct each of the national securities exchanges (including the NASDAQ, on which we intend to list our Class A common stock) to develop listing standards requiring, among other things, that compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements.

As a “controlled company,” we will not be subject to this compensation committee independence requirement under Dodd-Frank.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business, reputation and stock price.

We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act, or Section 404, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements and harm our operating results. As a public company, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our Class A common stock.

There may not be an active, liquid trading market for our shares of Class A common stock, which may cause shares of our Class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in the company will lead to the development of a trading market on the NASDAQ or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any shares of our Class A common stock that you purchase. The initial public offering price of shares of our Class A common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial public offering price, or at all.

We are not selling shares of our Class B common stock in this offering, and accordingly there will be no public market for shares of our Class B common stock.

We expect that our Class A common stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our guidance, quarterly financial reports and operating results;

•	our ability to satisfy our ongoing capital needs and unanticipated cash requirements;

•	adverse market reaction to any indebtedness incurred or securities we may issue in the future;

•	introduction of new products and services by us or our competitors;

•	announcements by our competitors of acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•	adverse publicity about our industry or individual scandals;
•	pandemics and epidemics

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Future sales or transfers, or the perception of future sales or transfers, by us or our existing shareholders in the public market following this offering could cause the market price of our Class A common stock to decline.

If our existing shareholders sell substantial amounts of our Class A common stock in the public market following this offering, or transfer substantial amounts of our Class B common stock in a manner that would cause such Class B common stock to automatically convert into newly issued shares of Class A common stock, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of Class A common stock or transfer shares of Class B common stock could also depress our market price. Upon completion of this offering, we will have                  shares of Class A common stock outstanding and 2,000,000 shares of Class B common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of the outstanding shares, all of the shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may be sold only in compliance with the limitations described under “Shares Eligible for Future Sale.”

Taking into consideration the effect of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the remaining shares of our common stock will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements described below.

We, our directors and executive officers, and certain holders of our outstanding common stock will enter into lock-up agreements in connection with this offering. The lock-up agreements expire 180 days after the date of this prospectus, subject to extension upon the occurrence of specified events. [name(s) of Underwriters] may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock up agreements.

In addition, upon the closing of this offering, we will have an aggregate of up to                  shares of Class A common stock reserved for future issuances under our 2021 Equity Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the Class A common stock subject to outstanding equity awards, as well as stock options and shares reserved for future issuance, under our 2021 Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject in the case of shares held by our affiliates to volume limits under Rule 144 and any applicable lock-up period.

After requisite holding periods have lapsed additional shares will be eligible for sale in the public market. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity or equity-linked securities.

Some provisions of Delaware law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

We have elected to be governed by Section 203 of the Delaware General Corporation Law (“DGCL”), an anti-takeover law, which we refer to as “Section 203.” This law prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●

prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include: any merger or consolidation involving us and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. We have opted to be governed by this provision and, accordingly, we will be subject to any anti-takeover effects of Section 203.

Upon the closing of this offering, our status as a Delaware corporation and the anti-takeover provisions of the DGCL may discourage, delay or prevent a change in control even if a change in control would be beneficial to our shareholders.

In addition, our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws that will be in effect upon the closing of this offering will contain provisions that may make the acquisition of the company more difficult, including the following:

•

a dual class common stock structure, which provides the Britt Family with the ability to control the outcome of matters requiring shareholder approval, even if the Britt Family beneficially owns significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

•	do not provide for cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•

provide that special meetings of shareholders may be called only by the Board of Directors and the chief executive officer, and by our shareholders only if holders of at least ten percent of all votes entitled to be cast on the proposed issue submit a written demand in accordance with the DGCL and the other provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws;

•	establish advance notice procedures for the nomination of candidates for election as directors or for proposing matters that can be acted upon at shareholder meetings; and

•	authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued by our Board of Directors without shareholder approval.

These provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of the company. These provisions could also have the effect of discouraging proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common stock immediately after this offering. Based on an assumed initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus) and our net tangible book value as of             , if you purchase our Class A common stock in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $        per share in pro forma net tangible book value. See “Dilution.” As a result of such dilution, investors purchasing Class A common stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately              shares of Class A common stock authorized but unissued. Our Amended and Restated Articles of Incorporation will authorize us to issue these shares of Class A common stock and options relating to Class A common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under our 2021 Equity Incentive Plan. See “Compensation Discussion and Analysis—2021 Equity Incentive Plan.” Any Class A common stock that we issue, including under our 2021 Equity Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We will have broad discretion in using the net proceeds of this offering, and we may not effectively expend the proceeds.

We intend to use the net proceeds of this offering for general corporate purposes, including expansion of our current service lines into additional states, entry into, development and enhancement of a storage facility segments, enlarging our cross-border services into Canada, potential acquisitions, repayment of indebtedness and capital expenditures. We will have significant flexibility and broad discretion in applying the net proceeds of this offering and we may not apply the net proceeds of this offering effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. See “Use of Proceeds.”

We may change our dividend policy at any time.

We have no obligation to pay any dividend, and our dividend policy may change at any time without notice. The declaration and amount of any future dividends is subject to the discretion of our Board of Directors in determining whether dividends are in the best interest of our shareholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. Future dividends may also be affected by factors that our Board of Directors deems relevant, including our potential future capital requirements for investments, legal risks, changes in federal and state income tax laws or corporate laws and contractual restrictions such as financial or operating covenants in our debt arrangements. As a result, we may not pay dividends at any rate or at all.

Our business and stock price may suffer as a result of our lack of public company operating experience.

We have been a privately-held company since we began operations in 2008. Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our prospects, financial condition and operating results may be harmed.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our Class A common stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operating” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology.

These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

MARKET AND INDUSTRY DATA

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the section entitled “Business.” We have obtained the market data from certain publicly available sources of information, including publicly available independent industry publications and other third-party sources. [    ] were the primary independent sources of market data. Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations and competitive position, business opportunity and market size, growth and share, are based on data from our internal research and management estimates and, where indicated, information from independent industry organizations and other third-party sources (including industry publications, surveys and forecasts). Forecasts are based on industry surveys and the preparer’s expertise in the industry and there is no assurance that any of the forecasted amounts will be achieved. We believe the data that third parties have compiled is reliable, but we have not independently verified the accuracy of this information. Any forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. Forecasts, assumptions, expectations, beliefs, estimates and projections involve risks and uncertainties and are subject to change based on various factors, including those described under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which, to our knowledge, are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $       , or approximately $        if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, including expansion of our current service lines into additional states, entry into, development and enhancement of, the storage facility segment, enlarging our cross-border services into Canada, potential acquisitions, repayment of indebtedness and capital expenditures.

Each $1.00 increase (decrease) in the assumed initial public offering price per share of $        per share, based on the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial offering price per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $        million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2021:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance and sale of              shares of Class A common stock by us in the offering at an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.”

This table should be read in conjunction with “Prospectus Summary—Summary Historical Financial and Other Data,” “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto included elsewhere in this prospectus.

			As Further
	Actual	As Adjusted(1)	Adjusted(1)(2)

Cash and cash equivalents	$376,803	$376,803	$376,803
Long-term debt	$133,610	$133,610	$133,610
Shareholders’ equity:
Common stock, Class A	—	500	500
Common stock, Class B	—	200	200
Additional paid-in capital	—	—	—
Retained earnings	—	747,861	747,861
Total stockholders’ equity	748,561	748,561	748,561
Total capitalization	$748,561	$748,561	$748,561

(1) The as adjusted column presents our capitalization giving effect to the reclassification of amounts attributed to Class A and B common stock to stockholders’ equity, including common stock and additional paid-in capital.

(2) Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) additional paid-in capital, total shareholders’ investment and total capitalization by $        , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total shareholders’ investment and total capitalization by approximately $        million after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

The declaration and payment of dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, legal requirements and any debt agreements we are then party to and other factors that our Board of Directors deems relevant. Our Amended and Restated Certificate of Incorporation provides that holders of our Class A common stock and holders of our Class B common stock will be treated equally and ratably on a per share basis with respect to any such dividends, unless disparate treatment is approved in advance by the vote of the holders of a majority of the outstanding shares of our Class A common stock and Class B common stock, each voting as a separate group.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest in us will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the as adjusted net tangible book value per share of our Class A common stock immediately after this offering and the use of proceeds therefrom.

Our net tangible book value as of December 31, 2020, was approximately $        or $        per share of our Class A and Class B common stock. Net tangible book value per share represents the amount of our total tangible assets, less the amount of our total liabilities, divided by the aggregate number of shares of Class A and Class B common stock outstanding.

After giving pro forma effect to the sale by us of the shares of Class A common stock in this offering, at an assumed initial public offering price of $          per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the receipt and application of the net proceeds, as set forth under “Use of Proceeds,” our as adjusted net tangible book value as of December 31, 2020, would have been $          or $          per share of our Class A common stock. This amount represents an immediate increase in net tangible book value to existing shareholders of $          per share and an immediate dilution to new investors purchasing shares in this offering of $        per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the net tangible book value per share immediately after this offering. The following table illustrates this per share dilution assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$-
Net tangible book value per share as of December 31, 2020	$0.11
Increase in net tangible book value per share attributable to the offering	$-

As adjusted net tangible book value per share after the offering		$0.11

Dilution per share to new investors		$(0.11)

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net tangible book value per share after giving effect to this offering by $        per share and would increase or decrease the dilution in net tangible book value per share to new investors in this offering by $         per share. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital and total shareholders’ equity by approximately $        million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) the net tangible book value attributable to new investors by $        per share and the dilution to new investors by $        per share and increase (decrease) the adjusted net tangible book value (deficit) per share after giving effect to this offering, by $        per share.

The following table sets forth, on an as adjusted basis as of December 31, 2020, the differences between the number of shares of Class A common stock purchased from us, the total consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by existing shareholders and by the new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing shareholders paid. The table below assumes an initial public offering price of $          per share, the mid-point of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share
Existing shareholders	7,000,000	100%	$748,561	100%	$0.11
New investors(1)	-	0%	-	0%	$-

Total	7,000,000	100%	$748,561	100%

(1)	Does not reflect any shares that may be purchased by new investors from us pursuant to the underwriters’ option to purchase additional shares.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid to us by new investors and total consideration paid to us by all shareholders by approximately $        . An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $        million, $        million and $        per share, respectively.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of Class A common stock are made, there will be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following tables present our selected historical financial and other data as of and for the periods indicated. We have derived the selected statement of operations data for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 and 2019 from the audited financial statements included elsewhere in this prospectus.

You should read the following selected financial and other data together with the sections of this prospectus titled “Prospectus Summary—Summary Historical Financial and Other Data,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto included elsewhere in this prospectus.

Balance Sheet

	As of December 31, 2020	As of December 31, 2019

Assets:
Current assets
Cash and cash equivalents	$376,803	$209,149
Accounts receivable, net	13,211	34,742
Prepaid expenses and other current assets	79,802	11,870
Total current assets	469,816	255,761

Property and equipment, net	526,772	407,435
Total assets	$996,588	$663,196

Liabilities and Members' Equity:
Current liabilities
Account payable	$21,635	$25,785
Accrued liabilities	92,782	32,775
Total current liabilities	114,417	58,560

Long term liabilities
Notes payable	133,610	-
Total liabilities	248,027	58,560

Commitments and contingencies

Members' Equity:
Members' equity	748,561	604,636
Total members' equity	748,561	604,636
Total liabilities and members' equity	$996,588	$663,196

Income Statement

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Revenue, net	$4,878,383	$3,097,163
Cost of revenues	1,748,240	1,493,314
Gross profit	3,130,143	1,603,849

Operating expenses:
Sales and marketing	329,603	180,641
General and administrative expenses	1,221,994	1,016,827
Total operating expenses	1,551,597	1,197,468

Income from operations	1,578,546	406,381

Other income (expense):
Interest expense	(131)	-
Other income (expense), net	10,879	(167)
Total other income (expense), net	10,748	(167)

Income before provision for income taxes	1,589,294	406,214

Provision for income taxes	(89,585)	(20,385)

Net income	$1,499,709	$385,829

Basic and diluted net income per unit	$14,997.09	$3,858.29
Weighted-average number of units used in computing basic and diluted per unit amounts	100	100

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with “Prospectus Summary—Summary Historical Financial and Other Data,” “Selected Historical Financial and Other Data” and financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from the results discussed in any forward-looking statements. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

Elate Moving, LLC was incorporated on March 22, 2013 with the intent of building a high-touch, best-in-class moving and storage company that would provide domestic concierge services and international relocation solutions for residential, commercial and government clients in the United States and Canada. We believe we have developed a differentiated business model that is difficult to replicate and a breadth of complementary service offerings. Our highly nimble and balanced business model combines asset-based moving services with asset-light logistics and concierge service offerings, enabling us to serve the range of our customers’ moving, relocation and storage needs.

As we continue to expand our current services, and look to increase our footprint in the storage segment, our results of operations are impacted by market demands, workforce capacity and wage costs, and traditional seasonality ebbs and flows.

The Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law on April 5, 2012. As permitted under Section 102(b)(1) of this Act, the Company has elected to use the extended transition period for complying with new or revised accounting standards. This election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, the Company’s financial statements may not be comparable to those of companies that comply with public company effective dates.

Factors Affecting Our Company and Results of Operations

Market Demand

Our results of operations are affected by industry-wide economic factors, general economic conditions, seasonal moving patterns and our capacity. The industry in which we operate is impacted by demand for moving and storage of personal, antique and commercial belongings, for residential moves to corporate and governmental relocations. Our results of operations depend on our ability to efficiently manage our resources to provide superior solutions to our customers. These factors impact our decisions in areas such as allocating capital to driver wages, additional storage capabilities and vehicle acquisitions and upkeep.

Workforce Capacity and Wage Cost

We recognize that our workforce is one of our most valuable assets. At times, there are workforce shortages in the industry as customer moving demands increase. Changes in the demographic composition of the workforce, alternative employment opportunities that become available in the economy, and individual drivers’ personal needs can affect availability of experienced individuals, including by increasing the wages our workforce requires.

Seasonality

In our industry, results of operations generally show a seasonal pattern. As our customers tend to be more active in the spring and summer months – our second and third quarters – due to a variety of factors, including schools being out of session. As schools restart near the end of our third fiscal quarter, and the holiday season approaches, our customers tend to delay relocating and our fourth quarter tends to be a slightly lower quarter.

Key Performance Indicators

We rely upon adjusted income from operations to evaluate our business performance and facilitate long-term strategic planning. See below for additional information regarding the result of operations for the years ended December 31, 2020 and 2019.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Revenue, net	$4,878,383	$3,097,163
Cost of revenues	1,748,240	1,493,314
Gross profit	3,130,143	1,603,849

Operating expenses:
Sales and marketing	329,603	180,641
General and administrative expenses	1,221,994	1,016,827
Total operating expenses	1,551,597	1,197,468

Income from operations	1,578,546	406,381

Other income (expense):
Interest expense	(131)	-
Other income (expense), net	10,879	(167)
Total other income (expense), net	10,748	(167)

Income before provision for income taxes	1,589,294	406,214

Provision for income taxes	(89,585)	(20,385)

Net income	$1,499,709	$385,829

Basic and diluted net income per unit	$14,997.09	$3,858.29
Weighted-average number of units used in computing basic and diluted per unit amounts	100	100

The following table sets forth, for the periods indicated, items in our Statement of Operations as a percentage of operating revenue:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Revenue, net	100%	100%
Cost of revenues	36%	48%
Gross profit	64%	52%

Operating expenses:
Sales and marketing	7%	6%
General and administrative expenses	25%	33%
Total operating expenses	32%	39%

Income from operations	32%	13%

Other income (expense):
Interest expense	0%	0%
Other income (expense), net	0%	0%
Total other income (expense), net	0%	0%

Income before provision for income taxes	33%	13%

Provision for income taxes	(2%)	(1%)

Net income	31%	12%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Income

Net income for the year ended December 31, 2020 was $1.5 million, an increase of $1.1 million, or 289%, compared to 2019, primarily due to operating revenue growth, lower fuel and various fixed costs in a favorable position. See below for additional variables.

Revenue

Operating revenue for the year ended December 31, 2020 was $4.878 million, an increase of $1.781 million, or 58%, compared to $3.097 million in 2019. The increase was primarily due to price and volume increases due to higher moving demand and an increase in existing customer referrals. The higher moving demand was due to an increase in clientele relocating from eastern metropolitan cities to suburban areas. In addition, we expanded our services to destinations to and from Canada.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2020 were $1.748 million compared to $1.493 million for 2019, an increase of $0.255 million or 17%. Key expense items are described below.

•

Salaries, wages, and benefits for the year ended December 31, 2020 increased by approximately $41,000, or 19%, from approximately $210,000 in 2019 to approximately $251,000 in 2020. The increase in salaries, wages, and benefits was primarily due to being more selective with stronger professional requirements for new and current employees, a response to current market conditions, and an increase in our operations. Salaries and wages represented 14.3% of our cost of revenues for 2020 compared to 14.1% of our cost of revenues for 2019.

•

Depreciation and amortization for the year ended December 31, 2020 increased by approximately $61,000, or 210%, compared to 2019. The increase was primarily due to an increase in our fleet size which was used to increase our operations. Depreciation and amortization represented 5.2% of our cost of revenues for 2020 and 2.0% of our cost of revenues for 2019.

•

Rent expense, including allocated facility rent, storage rent, and equipment rental, for the year ended December 31, 2020 decreased by approximately $115,000, or 20%, compared to 2019. The decrease was primarily due to the acquisition of new trucks in the current year for which the costs were capitalized. In 2019, we were more reliant on the rental of additional trucks. Rent expense represented 26.7% of our cost of revenues for 2020 compared to 39.0% of our cost of revenues for 2019, which had a favorable impact on our gross margins.

•

Vehicle related expenses, including fuel, insurance, fees, repairs and maintenance, for the year ended December 31, 2020 increased by approximately $100,000, or 20%, compared to 2019. As a percentage of cost of revenues, vehicle related expenses increased from 17.3% in 2019 to 20.5% in 2020, due to expanding our operations and fleet of vehicles.

Operating Expenses

Our operating expenses for the year ended December 31, 2020 were $1.551 million compared to $1.197 million for 2019, an increase of $0.354 million or 30%. Key expense items are described below.

•

Salaries, wages, and benefits for the year ended December 31, 2020 increased by approximately $190,000, or 1,160%, compared to 2019. The increase in salaries, wages, and benefits was primarily due to the addition of administrative staff in 2020 to assist with the general operation of the company. Previously, our former members were performing these services.

•

Postage and printing supplies and expenses for the year ended December 31, 2020 decreased by approximately $221,000, or 33% compared to 2019. The decrease in postage and printing supplies and expenses was primarily due to a reduction in our direct mailing program in 2020 due to the increase in referrals from existing customers as well as additional awareness through our growing reputation. Postage and printing supplies and expenses represented 30% of our operating expenses for 2020 and 57% of our operating expenses for 2019.

•

Rent expense, including property taxes, for the year ended December 31, 2020 increased by approximately $92,000, or 167%, compared to 2019. The increase was primarily due to procuring space for our corporate office operations in 2020. Rent expense represented 9% of our operating expenses for 2020 compared to 5% of our operating revenue for 2019.

•

Advertising and promotion expense for the year ended December 31, 2020 increased by approximately $149,000, or 82%, compared to 2019. The increase in advertising and promotion expenses was primarily related to retaining an outside media company in October 2020.

Income from Operations

Income from operations for the year ended December 31, 2020 was $1.578 million, an increase of $1.172 million, or 288%, compared to 2019.

Interest and Taxes

•

Interest expense—net for the year ended December 31, 2020 increased by $131 compared to 2019. The increase in interest expense—net is primarily due to interest associated with the various company credit cards.

•

Our effective tax rate for the year ended December 31, 2020 was 5.6% compared to 5.0% for 2019. The increase in effective tax rate was primarily related to an increase in the provision for state taxes, due to an increase in revenues generated in Connecticut in 2020, which has a higher tax rate on LLCs than other states in which the Company operates.

Liquidity and Capital Resources

Our primary uses of cash are working capital requirements, capital expenditures and debt service requirements. Additionally, from time to time, we may use cash for acquisitions and other investing and financing activities. Working capital is required principally to ensure we are able to run the business and have sufficient funds to satisfy maturing short-term debt and upcoming operational expenses. Our capital expenditures consist primarily of transportation equipment and IT-related assets.

Historically, our primary source of liquidity has been cash flow from operations. We anticipate that cash generated from operations together with amounts available under our outstanding loans with the Britt Family will be sufficient to meet our future working capital requirements, capital expenditures and debt service obligations as they become due for the foreseeable future. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. In the event that we need access to additional cash, we may not be able to access the credit markets on commercially acceptable terms or at all. Our ability to fund future operating expenses and capital expenditures and our ability to meet future debt service obligations or refinance our indebtedness will depend on our future operating performance, which will be affected by general economic, financial and other factors beyond our control, including those described under “Risk Factors.”

The following table presents, as of the dates indicated, our cash and cash equivalents and debt:

	As of December 31, 2020	As of December 31, 2019
Cash and cash equivalents	$376,803	$209,149
Notes payable	$133,610	$-

We believe our liquid assets, cash generated from operations, and various financing arrangements will provide sufficient funds for our capital requirements for the foreseeable future.

Debt

As of December 31, 2020, we had the following notes outstanding:

	Principal Outstanding	Issuance Date	Maturity Date	Interest Rate
SBA PPP Loan	$43,610	5/1/2020	5/1/2025	1.00%
SBA EIDL Loan	90,000	6/18/2020	6/18/2050	3.75%
	$133,610

The notes were issued by Elate Group, LLC, and the EIDL Loan is secured by Elate Group, LLC. The notes may be repaid at any point prior to maturity date without penalty.

We intend to use the net proceeds of this offering for general corporate purposes, including potential acquisitions, expansion into additional states, development and enhancement of storage capacity and services, enlarging our cross-border services into Canada, repayment of indebtedness and capital expenditures. See “Use of Proceeds.”

We may from time to time seek to retire or purchase our outstanding debt through cash purchases, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

This summary of our financing arrangements does not purport to be complete and is subject to and qualified in its entirety by reference to, the underlying agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

Capital Expenditures

The Company’s capital expenditures consist entirely of purchases of vehicles used in operations. See “Cash Flows” below.

Cash Flows

The following table summarizes, for the periods indicated, the changes to our cash flows provided by (used in) operating, investing and financing activities. It has been derived from our financial statements included elsewhere in this prospectus:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Net cash provided by operating activities	$1,599,362	$466,768
Net cash used in investing activities	(209,534)	(313,823)
Net cash used in financing activities	$(1,222,174)	$(63,090)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

At December 31, 2020, we had approximately $377,000 of cash and cash equivalents, an increase of $168,000 compared to December 31, 2019. The following discussion summarizes changes to our cash flows from operating, investing and financing activities for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Operating Activities: For the year ended December 31, 2020, cash provided by operating activities was $1,599,362 compared to 2019. The increase of $1,132,594, or 243%, was primarily due to the increase in net income as a result of the increase in our operations.

Investing Activities: For the year ended December 31, 2020, cash used in investing activities was $209,534 compared to 2019. The decrease of $104,289, or 33%, was primarily due to reduced equipment purchases for use in our operations. Additional capital investments are expected to be incurred as the Company expands its operations.

Financing Activities: For the year ended December 31, 2020, cash used in financing activities was $1,222,174 compared to 2019. The increase of $1,159,084 was primarily due to an increase in member distributions of $2,200,936 offset by an increase in member contributions of $845,152 and proceeds from PPP and EIDL loans totaling $133,610. The Company’s members had previously accumulated a significant amount of capital within the entity which the amounts were distributed in 2020.

Contractual Obligations

We are committed to making cash payments in the future on long-term debt, capital leases and operating leases. We have not guaranteed the debt of any other party. The following table summarizes our contractual cash obligations as of December 31, 2020 for each of the periods indicated:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations—principal	$133,610	$-	$-	$43,610	$90,000
Long-term debt obligations—interest	-	-	-	-	-
Operating lease obligations	398,551	166,854	186,028	45,669	-
Total	$532,161	$166,854	$186,028	$89,279	$90,000

The contractual obligations table is presented as of December 31, 2020. The amount of these obligations can be expected to change over time as new contracts are initiated and existing contracts are completed, terminated or modified.

Operating Leases

We have no off balance sheet arrangements other than our operating leases. Please see “—Cash Flows–Contractual Obligations.”

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities.

Interest Rate Risk

We had cash of $376,803 as of December 31, 2020, which consists of bank deposits with FDIC participating banks. The cash on deposit with banks is not susceptible to interest rate risk.

Inflation Risk

Inflation can have an impact on our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages and other costs to increase, which would adversely affect our results of operations unless freight rates correspondingly increase. However, we do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies

The preparation of our financial statements in accordance with United States generally accepted accounting principles requires that management make estimates and assumptions that impact the amounts reported in our Financial Statements and accompanying notes. Therefore, these estimates and assumptions affect reported amounts of assets, liabilities, revenue, expenses and associated disclosures of contingent liabilities. Management evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with third parties and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recognized in the accounting period in which the facts that give rise to the revision become known. We consider our critical accounting policies and estimates to be those that require us to make more significant judgments and estimates when we prepare our financial statements and include the following:

Depreciation of Property and Equipment

We operate a significant number of trucks, trailers, containers, chassis and other equipment in connection with our business and must select estimated useful lives and salvage values for calculating depreciation. Property and equipment is stated at cost less accumulated depreciation. It is depreciated to an estimated salvage value using the straight-line method over the asset’s estimated useful life. Depreciable lives of revenue equipment range from 4 to 20 years and are based on historical experience, as well as future expectations regarding the period we expect to benefit from the assets and company policies around maintenance and asset replacement. Estimates of salvage value at the expected date of sale are based on the expected market values of equipment at the expected time of disposal. We consider our experience with similar assets, conditions in the used revenue equipment market and operational information such as average annual miles. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and adjust these assumptions appropriately when warranted. We review our property and equipment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable. An impairment loss equal to the excess of carrying amount over fair value would be recognized if the carrying amount of the asset is not recoverable.

BUSINESS

Company Overview

We are a high-touch, best-in-class moving and storage company providing concierge domestic and international relocation solutions for residential, commercial and government clients in the United States and Canada. We believe our bespoke offerings and reputation for quality service is unparalleled in the industry and not easily replicated by our competitors.

Since our founding in 2013, we believe we have established a sterling brand by adhering to the highest standards when delivering complete end-to-end relocation and storage services for affluent and high-profile customers. This has involved relocating some of the most highly valued homes in the country, A-list celebrities, five-star hotels and top government agencies.

Our services and capabilities include:

•Home, office and facility concierge relocations and storage.

•Fine art and antiques crating, moving and storage.

•Complete, end-to-end disassembly, packing, unpacking, reassembly and set up.

•Wall and ceiling removal and reinstallation of TVs, artwork, lighting (i.e., chandeliers) and other fixtures.

•Custom moving crate construction for relocating high-value fine art and furniture using proprietary techniques that ensure safety and protection.

•Carpentry and furniture restoration & repair.

•Gym and playground equipment disassembly and reassembly.

•Donation and disposal services.

•Professional cleaning at both origin and destination.

•Direct express delivery with the same truck and same movers at both locations within a guaranteed time frame – local, nationwide, and international (Canada).

•Concierge on-demand storage and inventory management.

Our company currently serves the U.S. and Canada from seven hubs along the East Coast of the United States: Boston, MA; Greenwich, CT; Southampton, NY; Woodcliff Lake, NJ; New York, NY; Philadelphia, PA and Washington, D.C. We operate out of these locations with a growing fleet of 26 trucks and an expanding professional relocation team currently comprised of 30 full-time and 15 part-time employees.

We believe our capabilities in concierge moving and storage services outpace our local and national peers. We specialize in high-end offerings and cater to customers that demand excellence and the utmost care and professionalism. Our extraordinary attention to detail, flawless protection of personal property and commitment to customer service has generated a sterling reputation that we believe is second to none. Our highly satisfied clients have provided us tremendous endorsements, word-of-mouth advertising and an ongoing stream of high-value referrals. We especially pride ourselves in making relocations and storage convenient and stress-free for affluent clients who demand superior service.

Our emphasis on quality has earned us accolades and ongoing referrals from our clients, including several of our marquee corporate and government clients such as:

•Sotheby’s International Realty

•Keller Williams Real Estate

•Charles Schwab

•New York State Insurance Fund

•Four Seasons Hotel (Downtown Manhattan)

•The James Hotels

•UOVO, premier provider of storage services for art and valued collections.

•Trump International Hotels Management

•United Nations

•West Point Military Academy

•New York State Office of General Services

•New York Department of Motor Vehicles

•Social Security Administration

Over the years, we have grown largely by referrals from these and other highly satisfied clients, conducting more than 20,000 relocations since our inception.

Our 2020 annual results reflect our success and emphasis on strong fiscal stewardship:

•Revenue up 58% to $4.9 million

•Gross profit up 95% to $3.1 million

•Gross margin expansion from 51.8% in 2019 to 64.2%

•Net income up 289% to $1.5 million

2020 Statement of Operations (condensed)	Year Ended Dec. 31, 2020
Revenue, net	$ 4,878,383
Total Cost of Goods Sold	(1,748,240)
Gross Profit	$ 3,130,143
Gross Margin	64.2%
Total Expenses	(1,551,597)
Income from Operations	$1,578,546
Total Other Income (Expense)	10,748
Income before provision for income taxes	$1,589,294
Provision for income taxes	(89,585)
Net Income	$ 1,499,709

History and Development

Founder’s Dream

Since its inception in 2013, the Company has evolved into a premier high-end moving and storage brand. This has been driven primarily by the vision and leadership of our Company’s founder and CEO, Kevin Britt. After immigrating to the U.S. from Europe in 2004 with just a few dollars in his pocket, the success of the Company epitomizes the realization of the American Dream. Mr. Britt believes he is living proof there is an abundance of opportunities for success in America, particularly for those willing to work hard, push the boundaries of what is possible, and pursue their dreams.

Mr. Britt was born and raised in Kiev, the capital of Ukraine. Fascinated with language at an early age, he went on to earn advanced degrees in language and international finance from two of the country’s most prestigious universities, Kiev Taras Shevchenko National University and Kiev Institute of International Relations. High grades earned him scholarships to these universities, and he worked part-time as a language tutor to make ends meet.

From his studies and travels, Mr. Britt gained a master’s degree proficiency in the translation and real-time interpretation of multiple languages, including English, German, French, Spanish and Japanese. These language skills became especially useful when he served as an intern at the European Central Bank and the Frankfurt Stock Exchange. There Mr. Britt discovered the world of international business and investment, and grew to admire great American entrepreneurs, like Steven Jobs, who from humble beginnings eventually transformed their industries.

After graduation, Mr. Britt was confident he could do well if he remained in Europe, but the allure of the U.S. business world soon set him on a journey to New York City. Mr. Britt had no family or business ties in the U.S., but driven by aspirations of someday starting his own business, he explored several career paths. Over the following few years, Mr. Britt worked for a local moving company, as a language teacher, a real estate agent and then as a FINRA-licensed investment advisor at Fordham Financial Management.

Mr. Britt discovered his language skills gave him a great advantage with clients and in multi-cultural neighborhoods in and around New York City, and especially when serving wealthy and prominent internationals. Mr. Britt had always enjoyed the personal service aspects of the moving business and eventually returned to the industry with the founding of Elate Moving, LLC. The more Mr. Britt learned about the moving and storage business, the more he thought of ways to better serve his customers, and especially ways to set himself apart from the competition.

As Mr. Britt formulated the mission for the Company, he was confident that he would have a strong advantage in the space, not only because of his language skills, but also due to his strong educational background and financial experience. These factors enabled Mr. Britt to establish and operate the Company on sound financial footing as he set out to build it from a small startup into a leader in its industry.

The Beginning Years

Starting with one rented truck and a few fellow movers from past jobs, Mr. Britt put the Company on the map by providing a bespoke experience for its customers. Mr. Britt recognized that moving one’s home or place of business is always a stressful experience, so he decided our mission should be to make the process as easy and painless as possible. Rather than embarking on a “race to the bottom” by trying to offer the cheapest moves where he would only be able to afford the least experienced workers, Mr. Britt instead focused on offering dedicated moving professionals who would provide a complete end-to-end packing and unpacking solution, including fine art and antique furniture.

This solution would include full setup at the new location, inclusive of carefully hanging artwork and televisions on the walls and chandeliers from the ceiling. As business progressed, he discovered the Company was providing a value and level of convenience few others could match, which his customers greatly appreciated. Mr. Britt learned that customers were willing to pay extra for a superior level of service, which resulted in higher revenue and higher-margin engagements for the Company.

From our first move with one truck, Mr. Britt has steadily expanded the Company by purchasing additional trucks and training his employees one at a time to do the very best they can with each and every move. Mr. Britt’s finance background has served him, and us, well from the beginning, as he never allowed our fixed costs to outrun the volume of our moves. Mr. Britt proved the Company to be a readily scalable platform, and his fiscally conservative approach has historically provided positive returns.

Over the next several years, we steadily increased our geographic footprint and reach, predominantly from client and partner referrals, and to a lesser extent, effective online and direct advertising. A major referral partner has been Westy Self Storage (“Westy”), which operates 14 high-end self-storage facilities located along the East Coast of the United States. Given Westy’s like-minded approach to high-quality, high-touch service, Westy has continued to provide three to four customers to us for every customer we have introduced to Westy.

Elate now operates in multiple markets, primarily in Southampton, NY; New York City, NY; Greenwich, CT; Philadelphia, PA; Boston, MA; Washington, DC; and Woodcliff Lake, NJ. Given our strong web presence and high ratings, we also attract international customers for major relocations to and from Canada.

Formula for Success

Over the years, we have diversified our offerings to include commercial moves and concierge storage, and express cross-country moves. The company believes it offers prospective customers a relocation and storage package that few others can match. Our moving team never changes during a long-distance move, and there is no consolidation of items from different customer moves on our trucks. We also never use trains, which can lead to breakage and lost items. The Company believes the extra measures ensure better security for its customers and their precious belongings, which in turn creates greater trust and better referrals. This formula and dedication to excellent service has attracted thousands of satisfied residential and commercial clients over the last eight years.

As a result of our growing reputation for high-quality service, we have managed the relocations of prominent celebrities, athletes, dignitaries, and corporate executives from across the spectrum. The endorsements and referrals from these clients have continued to advance the Company as one of the most respected and admired high touch moving and storage brands in the market. Our strong reputation continues to attract some of the biggest estate moves in the regions we serve.

While not all of our business involves affluent customers and high-end engagements, one of our largest high-end relocations was a $144 million estate in Greenwich, Connecticut, and was considered the highest-valued home in the affluent town located just outside New York City. The $50,000 project included carefully crating and transporting many priceless works of art, museum-quality furniture and antiques.

That move was eclipsed in September 2021 with a moving and storage project that involved the “most expensive home” in the Hamptons of Long Island, New York. The New York Post reported the home as being valued at more than $175 million. The 20,000-sf. residence had 12 bedrooms and 14 baths and was filled with priceless art and furnishings. The move was valued at $40,000 and generated approximately 60% gross margins in line with the earlier Greenwich move and most others that the Company undertakes. The week-long project also included storing items at Westy and Life Storage as a concierge self-storage service that would continue to be fully managed by us.

Our strong reputation for quality service has also attracted a growing number of marquee commercial clients. The Company has proudly served world-class organizations that have included Sotheby’s International Realty, James Hotels, Charles Schwab, Four Seasons Hotels, Trump Hotels and many others. We have also secured large government moving contracts from agencies such as the Social Security Administration, the United Nations, West Point Military Academy, and departments of the State of New York. Such engagements require not only highly skilled professional movers, but also a high level of security, logistics, personal care in packing and transportation, and re-setup of sensitive assets.

One of the Company’s largest commercial relocations was for the New York State Insurance Fund, which is New York’s largest workers’ compensation and disability benefits carrier. The 2-month project was valued at $360,000 and required 50 truckloads to complete.

In October of 2020, we relocated the entire multi-million-dollar art storage collection of UOVO, the premier provider of storage services for art, archives and valued collections. The move was valued to us at more than $120,000 and affirmed the Company as a preferred provider of high-end relocations involving Fine Art. The project also highlighted the Company’s specialized moving containers, developed in house, and its proprietary methods that ensure safe transportation and flawless delivery. From art and wine to precious antiques, our relocation experts continue to handle and transport irreplaceable valuables from coast-to-coast.

Over the next few years, the Company is looking to Texas, California and Arizona as prime targets for new operational hubs (i.e., areas of origination). We view these as dynamic markets where our premium suite of offerings would be well received. The Company has also identified opportunities for expanding its offerings to include its own high-end self-storage facilities, which would be designed with Fine Art and valuable possessions in mind. The Company also sees strong growth potential in the expansion of its on-demand concierge pick-up and delivery services.

Industry and Competition

While there are strong synergies between the moving/relocation and storage market, these are distinct market segments that each have strong drivers for growth and opportunity.

Moving & Relocation

Industry forecasters expect the U.S. moving services business to reach $18.8 billion by 2024, growing at a 2% compounded annual growth rate (CAGR). Residential is considered the largest segment of the moving services industry, growing at 39% CAGR.

North American residents continue to relocate at a strong pace, according to United Van Lines 44th Annual National Migration Study. In 2020, the trends were migration West and South with the following states as the most selected destinations.

The top inbound states of 250 moves or more in 2020:

1.Idaho

2.South Carolina

3.Oregon

4.South Dakota

5.Arizona

6.North Carolina

7.Tennessee

8.Alabama

9.Florida

10.Arkansas

The top outbound states of 250 moves or more in 2020:

1.New Jersey

2.New York

3.Illinois

4.Connecticut

5.California

6.Kansas

7.North Dakota

8.Massachusetts

9.Ohio

10.Maryland

We are currently focused on states which have the greatest number of migrations. The net migration outflows are notable, which includes many high-net worth individuals seeking to escape states with onerous tax burdens. These are largely the clients we serve.

The 2020 data indicates that COVID-19 influenced movers’ decisions. In addition, 40% of Americans who moved did so for a new job or job transfer (down from prior years), and more than one in four (27%) moved to be closer to family, which is significantly up over prior years.

The moving industry is highly fragmented, according to data firm IBISWorld, with a low level of market share concentration. The top four largest operators account for 9.8% of industry revenue.

Three million Americans move interstate annually, according to moving intelligence platform, SHYFT, reflecting a robust market. The following statistics highlight the scale and scope of the moving segment.

•Americans move an average of 11.7 times over their lifetime.

•9.8 percent of Americans move annually.

•15.3 million households in America, with an average size of 2.3 family members, move annually.

U.S. Moving Industry Stats:

•Approximately 7,000 moving companies in the United States with about 50,000 moving trucks.

•122,600 people are employed by the moving industry, with a combined payroll about $3.6 billion annually.

•Moving companies work in 13,900 locations across the U.S.

•There are approximately 186,722 jobs created by the moving industry.

•Estimated total annual contribution of the moving industry to the U.S. economy is $86 billion.

Concierge Storage

Our specialty is high-end moving and storage for more affluent clientele seeking a white glove experience. We believe this niche of the moving market and storage market is underserved, and we are uniquely qualified to seize market share.

The $41.5 billion U.S. self-storage market is estimated to be growing at a 2.2% compound annual growth rate and is expected to reach $44.5 billion by 2024, according to IBISWorld. Growth drivers include job expansion, population growth, increasing migration and home downsizing by baby boomers.

Similar to moving industry fragmentation, self-storage is not concentrated. According to the 2021 Self-Storage Almanac, roughly one-fifth of the market is controlled by the top six publicly traded self-storage companies. This leaves 70% of U.S. self-storage facilities owned and operated by independent entities.

Additional market statistics:

•10.6% of U.S. households leased a self-storage unit in 2020, up from 6% in 1996, according to the SSA Self-Storage Demand Study 2020.

•49,000 self-storage facilities in the U.S., up from 47,000 in 2019, according to the 2021 Self-Storage Almanac.

•From 2010 to 2020, average occupancy rates increased from 75.7% to 92.2%, according to the 2021 Self-Storage Almanac.

•Net rentable space exceeds 58 million-sf., according to the 2021 Self-Storage Almanac.

In terms of product type, there is strong demand for traditional indoor storage, climate-controlled storage and outdoor storage for boats/cars/RVs.

The global concierge services market was valued at USD $596 million in 2020 and is anticipated to grow at more than 5.3% through 2027, according to IMR Data knowledge. We believe this growth reflects an increasing number of consumers are looking to outsource routine or specialized tasks to concierge services or personal assistance services to save time and avoid inconvenience. Other factors such as lack of work-life balance, busy work schedules, and time constraints are expected to boost the demand for such concierge services.

Given these factors, we are interested in further growing and enhancing our concierge self-storage business. Such services will cater to not only affluent clients, but also to anyone looking for a more convenient self-storage solution who sees the value in the personal time savings it provides.

Our Competitive Strengths

We are an entrepreneurial-driven, high-growth company, with a distinct and premier moving and storage brand for residential, corporate and government clients, particularly for the higher-end of the market.

Our Company is differentiated in the marketplace due to several competitive advantages:

•Deep experience and unrivaled expertise in moving and storage of highly valued assets for individuals and enterprises.

•We specialize in high-end art and antique relocation with professional staff averaging five plus years of experience.

•Fully licensed with several state governments in the U.S. and the Ministry of Transportation of Ontario.

•As a member of the New York Teamsters Union, we can engage the highest quality manpower at a short notice, with this enabling us to execute guaranteed moves of high complexity, size and value in this highly active market.

•We have developed an exclusive/proprietary packing and moving system for high-end artwork and furniture.

In addition to these distinctions, we offer clients an end-to-end moving and storage solution, which promises the same moving team at each location.

Our delivery times nationwide are unmatched in the industry.

•We are the only moving company on the East Coast that can guarantee next day delivery from NYC, CT or NJ to Toronto, Ottawa or Montreal.

•Our guaranteed destination timelines from NY, CT, NJ are to CA, WA and Vancouver four/five days. Texas three days, Florida in two days, Colorado in three/four days, and Illinois in two days

We pride ourselves in providing best-in-class moving and storage services for the most demanding clients. With wealthy Americans moving out of high-tax, high-crime cities, we see significant opportunity to grow our business and expand our market share.  The table below compares our services to whom we view as our closest competitors in the current regional markets we serve:

Our Growth Strategies

Our goals are to grow profitably, drive strong and consistent return on capital and increase stakeholder value. We believe our competitive strengths position us to pursue our goals through the following strategies:

Moving

We plan to expand our geographic footprint to include hubs (origination service areas) in other major metropolitan areas in North America with the demographics that we believe would support our business model, including, but not limited to, Phoenix, Arizona; Orange County, California; and Austin and Dallas, Texas. The demographics we see may also include areas in Canada, such as in the Toronto region.

To support this expansion, over the next year, we plan to increase our current 26-truck fleet by approximately 10-12 trucks. We may make greater increases to the number of trucks in our fleet as the market demands and can support, and as according to the pace we find and train our moving teams. We can also continue to rent additional trucks to handle peak moving periods as well as for long-distance, one-way moves.

Self-Storage

We see self-storage services, and particularly concierge self-storage, as a strong growth driver for our business over time. We currently partner with Westy Self-Storage, a Northeast-based operator, to provide storage and self-storage to our clients. Depending on the geographic location of the storage customer, we may also use other self-storage providers. For temporary storage (those storage needs lasting less than one month) we may use our 5,000-sf. warehouse located in Brooklyn, New York.

For the convenience of select clients, we may rent third-party storage on their behalf and bill them accordingly or charge them for the storage at our warehouse. By way of example only, if we rent a 100-sf. storage space from Westy, the current costs to us would be approximately $350 per month and we would anticipate charging our concierge storage customer $395 per month. Our gross margins in this space approximate 15% depending on rentable unit sf. We provide the delivery to and from storage as requested by the customer. We estimate our concierge self-storage business generates revenue of $600,000 to $700,000 per year, with about 10-20 customers in any given month on this program.

Our concierge storage service may also include same-day or next day pickup of items at the customer’s location or retrieval from storage of their items for which we charge additional fees.

For markets not served by Westy, we use alternative self-storage providers, and may similarly do so as we enter new markets not served by Westy. Over time we intend to explore the option of establishing our own storage facilities and related concierge services for our customers. As a result of preliminary exploration of the space, we expect that to represent a strong area for growth as it develops.

Given our current business and referral relationship with Westy, we are not planning to compete with Westy in overlapping markets. We have historically received about three to four customer referrals per each we have provided to Westy. Since inception we estimate we have provided Westy more than 500 self-storage referrals.

Over the next few years, we plan to establish two to three self-storage facilities comprised of 1,000-1,500 units each. We may purchase an existing building and convert it to public storage if zoning allows it or build a new facility. We anticipate construction or renovation would begin at our first site in 2022, with the opening planned for 2023.

We see our storage properties being state-of-the-art, offering climate-controlled and high-security units to avoid damage to luxury or precious items, such as fine art, statues, chandeliers, furniture, valuable records and similar high-value items. Clients would have 24/7 access with monitored security.

Concierge self-storage offerings would also include drop-off and pick-up services. We are planning to implement Radio Frequency Identification (RFID) tagging to insure appropriate tracking and inventory control.

For new or renovated construction, we anticipate a typical facility would have 70,000 to 100,000-sf. in total space and three floors. Usable sf. would be approximately 70% of the total sf. For new construction, we estimate the land cost at $5 million, with hard and soft construction costs at about $65-$75 per sf. or approximately $15 million. We anticipate being able to rent storage to our customers at $4 per sf. on average.

Assuming we establish 200,000 sf. of total storage space with two buildings, or 140,000-sf. of usable space, with occupancy of 80-90%, this could generate approximately $6.1 million in additional revenue annually. Since they would be our own facilities, we anticipate the gross margins would be higher than our current concierge self-storage services gross margins and in line with our concierge relocation services at more than 60%, on average.

As an additional revenue stream, we may also offer small moving truck rentals at our facilities for customers who would prefer to move their items themselves or with the assistance of a Company moving crew. We estimate this could generate an additional $2 million to $3 million in annual revenue over time.

Advertising

In addition to referrals, a key source for customer acquisition has been online digital advertising, such as the use of Google AdWords, as well as social media tools, and direct mail. We plan to increase our budget for advertising over the next year. Given historical results, we anticipate that an increase of $750,000 to $1 million in advertising expenditures would result in an additional 50 to 70 percent increase in revenue from the current levels.

Strategic Acquisitions

We plan to drive organic growth by leveraging our existing customer relationships and the strong referrals they can provide, as well as through our advertising efforts. However, our industry is largely fragmented, creating abundant opportunities for growth and regional expansion through strategic acquisitions. In 2020, there were approximately $3.0 billion in self-storage acquisitions, according to MJ Partners, which included both wholly owned property acquisitions and joint venture acquisitions.

There is to the best of our knowledge no publicly traded companies of our size in our industry, and no “pure plays” of any size with moving and storage as its focus, and especially concierge-level services like we provide. We believe our status as a publicly traded, pure-play company would provide us certain advantages as we pursue a strategic acquisition program. We also considered acquisitions as one way to overcome the current labor shortages and the means to accelerate our growth more rapidly.

Commercial & Government

Given our growing record of large moves for commercial and government customers, we plan to grow this segment of our business by hiring sales staff who would be dedicated to developing and servicing it. We are fully licensed with several state governments in the U.S. as well as with the Ministry of Transportation of Ontario, Canada. Our membership of the New York Teamsters Union also provides us with certain advantages as we pursue commercial and government projects in the state of New York.

Technology

We are in the process of implementing a new state-of-the-art CRM with engagement analytics. We believe this will help us take better advantage of our customer relationships and scale our business. We are also looking to develop a native mobile app that will provide an interactive system that would be designed to help customers and the Company more easily and efficiently evaluate potential relocation and storage engagements. The app would also be used by our customers to manage their self-storage items, and schedule pick up and deliveries from storage.

At our planned self-storage facilities, we intend to use the latest smart technology that will enable us to fully automate the move-in process and capture more after-hour rentals. We intend to pursue a system in which entry and storage locks will be wireless and keyless, controlled by a customer’s smartphone, which we believe would support greater security, efficiency, customer satisfaction, and lower cost of operation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and significant employees at the time of effectiveness of this registration statement:

Name	Age	Position
Kevin Britt	40	Chief Executive Officer, President, Interim Chief Financial Officer and Director
Julia Britt	37	Chief Accounting Officer and Director
Mykola (Nicholas) Melnyk	38	Head of Sales
Maxym Horpnych	41	Operations Manager

Kevin Britt founded the company in 2013 and has served as CEO since inception. Prior to founding the company, Mr. Britt worked as a licensed investment advisor at Fordham Financial Management, and was responsible for investment strategies, portfolio and account management, risk assessment and financial modeling. In addition, he held a New York real estate license and served as a broker for Lincoln Square Realty. Mr. Britt immigrated to the U.S. from Ukraine in 2004 after earning a master's degree in translation and interpretation from Kiev Taras Shevchenko National University with proficiency in English, French, German, Spanish and Japanese. He utilized his linguistic talents as a simultaneous translator/interpreter and private instructor in the U.S. and Europe. Mr. Britt also holds a master's in international finance from the Kiev Institute of International Relations, and a certificate in finance and economics, including an internship at the European Central Bank and Frankfurt Stock Exchange. Mr. Britt is uniquely qualified to lead us as a publicly traded company.

Julia Britt serves as the Chief Accounting Officer of the company with over 13 years of experience in accounting and financial planning. In her role, Mrs. Britt manages the day-to-day business affairs for the company, including identifying our short- and long-term goals and strategies. She also oversees financial affairs and prepares monthly, quarterly and annual profit and loss statements, monitors cash flow and analyzes the financial health of the company. Prior to joining the company, Mrs. Britt served as a bookkeeper for Desly International where she managed Desly’s financial activities, including creating P&L statements, reconciling and balancing accounts, compiling statistical reports for management and ensuring compliance with annual audits. Mrs. Britt’s educational background includes a master's in accounting and audit from Kyiv National Economic University, and certificate accounting courses from Columbia University.

Mykola (Nicholas) Melnyk brings over 10 years of experience in operations, sales and customer service to his role as Head of Sales. Mr. Melnyk previously served as the company’s Senior Operations Manager. In his current position, Mr. Melnyk is responsible for developing and executing cross-functional strategic initiatives to scale operations and increase company profits. To this end, he analyzes marketing channels to identify opportunities to improve customer acquisition costs. Prior to joining the company, Mr. Melnyk worked as a Customs Clearance Specialist at Exim Brok, where he led the development of key relationships and customer service with state agencies. Mr. Melnyk earned degrees in finance and management from Chernivtsi & Economics College of Kyiv National Trade & Economics University.

Maxym Horpynych is our Operations Manager with over 20 years of senior leadership experience in operations and communications. In his position, Mr. Horpynych oversees the company’s warehouse logistics, including, but not limited to, shipping and receiving of goods and efficient, organized storage. Previously, Mr. Horpynych served as Social Media and Communication Director for the State Fiscal Service of Ukraine, as well as Newspaper Director at “Respublika” in Ukraine. Mr. Horpynych holds a master’s degrees in finance from Zaporzhian National University and Taras Shevchenko National University, Military Institute, where he also served as head of the financial department.

Controlled Company Status

Upon completion of this offering, the Britt Family will hold a majority of the voting power of our outstanding common stock. Accordingly, we expect to be considered a “controlled company” under the NASDAQ listing rules. As a controlled company, certain exemptions under the NASDAQ listing standards will exempt us from the obligation to have a compensation committee that is composed entirely of independent directors or that we have a majority independent board. We intend to use these exemptions following the completion of this offering. We do not intend to use any other controlled company exemption.

Board Structure

Upon completion of the offering, our Board of Directors will consist of [  ] members. Our board has determined that each of              is independent under applicable NASDAQ rules.

In accordance with our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws effective upon the completion of the offering, each of our directors will serve for a one-year term or until his or her successor is elected and qualified. Each of our directors and director-nominees must satisfy certain conditions specified in our Amended and Restated Bylaws, including that two of our directors shall be elected by the holders of the Class B common stock, such individuals, the Class B Directors. At each annual meeting of our shareholders, our Class B shareholders, voting as a separate group, will elect the Class B Directors, and all of our shareholders holding common stock will vote as a single group to elect the remaining members of our Board of Directors. There will be no limit on the number of terms a director may serve on our Board of Directors.

Board Committees

Our Board of Directors will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the completion of this offering. The initial members of each committee will be determined prior to the effectiveness of the registration statement of which this prospectus is a part.

Audit Committee

Our audit committee will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be establishing the scope of the company’s annual audit, review the report and comments of the company’s independent registered public accounting firm, be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm and will perform any other activities delegated to the committee by the Board of Directors.

Code of Ethics

Our code of business conduct and ethics applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Any waiver of the code for directors or executive officers may be made only by our Board of Directors and will be promptly disclosed to our shareholders through publication on our website, https://elatemoving.com. Amendments to the code must be approved by our Board of Directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). A copy of our code of business conduct and ethics will be posted on our website.

Corporate Governance Guidelines

Our Board of Directors will adopt corporate governance guidelines that serve as a flexible framework within which our Board of Directors and its committees operate. These guidelines will cover a number of areas, including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board, Chief Executive Officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Additionally, our Board of Directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website, https://elatemoving.com.

EXECUTIVE COMPENSATION

Introduction

This Executive Compensation provides an overview of the compensation provided to our named executive officers and the philosophies we expect to adopt following the closing of this offering.

Our named executive officers for fiscal year 2021 are all members of our executive management team:

•	Kevin Britt —President, Chief Executive Officer and Interim Chief Financial Officer
•	Julia Britt— Chief Accounting Officer and Corporate Secretary

We expect that our named executive officers will hold the same positions with the company following the closing of this offering.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kevin Britt President, CEO and Interim CFO	2020	$-	(1)	$-	$-	$-	$677,892	$677,892
	2021	$52,000	(2)	$-	$-	$-	$485,000	$537,000
Julia Britt Chief Accounting Officer	2020	$-	(1)	$-	$-	$-	$677,892	$677,892
	2021	$52,000	(2)	$-	$-	$-	$485,000	$537,000

(1) Prior to 2021, the Company was a limited liability company and the named executive officers were the sole members. As such, the named executive officers did not draw salaries, and instead took distributions of profits.

(2) Salary amounts shown above are reported as gross earnings (i.e. gross amounts before taxes and applicable payroll deductions). Salary amounts shown above take into account the prorated Salary amounts based on a $208,000 annual salary.

For fiscal year 2020, the Company paid the two members of management no salary and a pro-rata portion of the Company’s profits as distribution draws. For fiscal year 2021, the Company has paid the two members of management distribution draws during the first three quarters of the fiscal year and will pay a fixed salary to named executive officers on a going forward basis. In addition, the Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its management or employees.

The Company intends to enter into employment agreements with its executive officers who are a member of the Britt Family.

The authorized number of directors of the Company is presently set at a minimum of one (1).  Each director will serve for a term of one year that expires at the following annual shareholders' meeting.  Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed. Currently, the Company’s policy is that directors will receive no remuneration for their services as such, but that the Company will reimburse directors for any expenses incurred in attending any directors meeting.

Elate Group, Inc. (“Elate Group”) acquired its sole current property interests from Kevin Britt and Julia Britt, the Company’s two directors and officers, in exchange for 1,000,000 shares of Elate Group’s common stock (the entire authorized capital of Elate Group at that time).

Elate Group’s sole current property interest consists of 100 units of limited liability company member interest (the “Units”) in Elate Moving, LLC, a Delaware limited liability company. The transfer of these Units was affected by the execution and delivery of a contribution agreement in which Mr. Britt and Mrs. Britt agreed to transfer the Units free and clear of liens and encumbrances, but otherwise made no other representations, warranties or indemnities. Mr. Britt and Mrs. Britt originally acquired these Units as the sole founders of Elate Moving, LLC, in 2013. Mr. Britt and Mrs. Britt believe that such transaction was commercially reasonable, however, there can be no assurance that the terms and conditions of the interest acquisition are as favorable to us as those that could have been obtained in true arms-length negotiations. Moreover, because Mr. Britt and Mrs. Britt are the only members of the Company’s management, there can be no assurance that the Company would enforce a claim against Mr. Britt or Mrs. Britt arising out of any problem related to the acquisition.

To finance operating expenses, as of October 4, 2021, the Company has borrowed from Mr. Britt and Mrs. Britt a total of $970,000 on an unsecured basis. Interest accrues on the loans at a rate of 5% per annum. The principal amount and accrued interest on the loans is due and payable upon the maturity date, which is October 4, 2022. If the Company does not have funds to pay these amounts as they become due, Mr. Britt and Mrs. Britt could extend the payment date for such loans, or each could exercise the rights of a creditor, which could include the procurement of a judgment against the Company and the exercise of the rights of a judgment creditor against the assets of the Company.

Outstanding Equity Awards at Fiscal Year-End

The Company had no outstanding equity awards at the end of fiscal year 2020 and does not currently intend to have any outstanding equity awards as of fiscal year-end 2021.

Director Compensation

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kevin Britt	$-	$-	$-	$-	$-	$-	$-
Julia Britt	$-	$-	$-	$-	$-	$-	$-

For fiscal year 2020, the Company was a limited liability company without directors. The reported amounts are solely with respect to the fourth quarter of fiscal year 2021.

2021 Equity Incentive Plan

We plan to adopt the 2021 Equity Incentive Plan pursuant to which equity-based [and cash] incentives may be granted to participating employees, directors and consultants. We expect our Board of Directors to adopt, and our shareholders to approve, the Equity Incentive Plan prior to the consummation of this offering. The Equity Incentive Plan will provide for an aggregate of              shares of our Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation,” the following is a description of each transaction that has occurred during our last three fiscal years, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of their immediate family or person sharing their household had or will have a direct or indirect material interest.

[Employment Arrangements

Our Chief Executive Officer and Director, Mr. Britt, and our Chief Accounting Officer and Director, Mrs. Britt, are the founding and initial shareholders of our Company. Each of Mr. and Mrs. Britt have employment agreements with the Company, which [_______].]

Policies and Procedures for Related Party Transactions

Our Board of Directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by our Board of Directors, including purchases of goods or services by or from the related person or entities in which the related person has a material interest and indebtedness, guarantees of indebtedness or employment by us of a related person. In reviewing any such proposal, our Board of Directors will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL SHAREHOLDERS

At the time of this offering, there are two (2) record holders of Class B common stock and two record holders of Class A common stock. The following table sets forth information regarding beneficial ownership of our Class A common stock and Class B common stock immediately prior to the initial public offering and after giving effect to the initial public offering, by:

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	each person whom we know to own beneficially more than 5% of our Class A or Class B common stock.

The number of shares of Class A common stock outstanding after this offering includes              shares of Class A common stock being offered for sale by us in this offering and assumes no exercise of the underwriters’ over-allotment option. The percentage of beneficial ownership for the following table is based on 5,000,000 shares of Class A common stock and 2,000,000 shares of Class B common stock outstanding immediately prior to the initial public offering, and              shares of Class A common stock and 2,000,000 shares of Class B common stock outstanding after the completion of this offering and assumes no exercise of the underwriters’ over-allotment option.

Beneficial ownership for purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase shares of our common stock that are not exercisable within the next 60 days. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A or Class B common stock. Unless otherwise indicated, the address of each beneficial owner listed in the table below is [____].

	Shares of Class A Common	Percentage of Shares of Class A Common Stock Beneficially Owned			Shares of Class B Common	Shares of Class B Common	Percentage of Shares of Class B Common Stock Beneficially Owned		Percentage of Total Voting Power Held
Name of Beneficial Owner	Stock Beneficially Owned(1)	Before Offering(2)	After Offering(3)		Stock Beneficially Owned	Stock Offered Hereby	Before Offering(4)	After Offering(5)	Before Offering (6)	After Offering(7)
Named executive officers and directors(7):
Kevin Britt	2,500,000	50%		%	1,000,000	-	50%	50%	50%
Julia Britt	2,500,000	50%		%	1,000,000	-	50%	50%	50%

	Shares of Class A Common	Percentage of Shares of Class A Common Stock Beneficially Owned			Shares of Class B Common	Shares of Class B Common	Percentage of Shares of Class B Common Stock Beneficially Owned		Percentage of Total Voting Power Held
Name of Beneficial Owner	Stock Beneficially Owned(1)	Before Offering(2)	After Offering(3)		Stock Beneficially Owned	Stock Offered Hereby	Before Offering(4)	After Offering(5)	Before Offering(6)	After Offering(7)
All directors and executive officers as a group ( persons)	5,000,000	100%		%	2,000,000	-	100%	100%	100%	%
Other greater than 5% Shareholders:

*	Less than 1%

(1)	Class A (1 vote per share) and Class B (10 votes per share).

(2)	Assumes 5,000,000 Class A shares outstanding.

(3)	Assumes Class A shares outstanding.

(4)	Assumes 2,000,000 Class B shares outstanding.

(5)	Assumes 2,000,000 Class B shares outstanding.

(6)	Assumes Class A has 5,000,000 votes and Class B has 20,000,000 votes (for a total of 25,000,000).

(7)	Assumes Class A has votes and Class B has 20,000,000 votes (for a total of ).

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in effect at or prior to the consummation of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are exhibits to the registration statement of which this prospectus is a part, and applicable law including the Delaware General Corporation Law (DGCL).

General

Following completion of this offering, our authorized capital stock will consist of 48,000,000 shares of Class A common stock, $0.0001 par value per share, 2,000,000 shares of Class B common stock, $0.0001 par value per share and 1,000,000 shares of preferred stock, $0.0001 par value per share.

Class A Common Stock

Class A common stock outstanding. Upon completion of this offering, there will be              shares of Class A common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, after giving effect to the sale of shares of Class A common stock offered in this offering. All outstanding shares of Class A common stock are fully paid and non-assessable. The Britt Family will beneficially own 5,000,000 outstanding shares of Class A common stock upon completion of this offering.

Voting rights. The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by our shareholders, except for the election of Class B Directors. Our Class A shareholders and Class B shareholders will vote together as a single group on all matters (including the election of directors that are not classified as Class B Directors in our Amended and Restated Certificate of Incorporation) submitted to a vote of shareholders, except as otherwise expressly provided for in our Amended and Restated Certificate of Incorporation or required by applicable law.

Conversion. Our Class A common stock is not convertible into any other shares of our capital stock.

Class B Common Stock

Class B common stock outstanding. Upon completion of this offering, there will be 2,000,000 shares of Class B common stock outstanding. All outstanding shares of Class B common stock are fully paid and non-assessable. The Britt Family holds all outstanding shares of Class B common stock.

Voting rights. The holder of Class B common stock is entitled to ten votes per share on all matters to be voted upon by our shareholders.

Conversion. The Britt Family are the only shareholders that are qualified to hold Class B common stock. Our shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis upon any transfer of Class B common stock, whether or not for value and whether voluntary or involuntary, except for a transfer of Class B common stock within the Britt Family or to trusts held for the benefit of a member of the Britt Family. We shall at all times reserve and keep available out of our authorized but unissued shares of Class A common stock a number of shares of Class A common stock sufficient to effect the conversion of all then outstanding shares of Class B common stock. Our Class B common stock is not and will not be listed for trading on any national stock exchange. Therefore, no trading market is expected to develop in our Class B common stock.

Other Rights of Class A Common Stock and Class B Common Stock Generally

Except as otherwise provided in our Amended and Restated Certificate of Incorporation or as required by applicable law, the rights of the holders of Class A common stock and Class B common stock are identical, except for the voting rights and conversion, as described above.

Distribution rights. Subject to preferences that may be applicable to any outstanding preferred stock and except as otherwise provided in the Amended and Restated Certificate of Incorporation, the holders of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” However, a different dividend per share of Class A common stock and Class B common stock may be made if such different dividend is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group. Also, see “—Merger or consolidation” below.

Rights upon liquidation. In the event of any dissolution, liquidation or winding up of the company, the holders of Class A common stock and Class B common stock are entitled to share ratably in all assets and funds remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. However, a different distribution per share of Class A common stock and Class B common stock may be made if such different distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Subdivision or combination. Shares of Class A common stock and Class B common stock may not be subdivided or combined unless the shares of the other class are concurrently therewith proportionately subdivided or combined in the manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A common stock and Class B common stock on the record date of such subdivision or combination. However, the shares of one class may be subdivided or combined in a different or disproportionate manner if such subdivision or combination is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Merger or consolidation. In the case of any distribution or payment in respect of the shares of Class A common stock and Class B common stock upon the consolidation or merger of the company with or into any other entity, such distribution or payment shall be made ratably on a per share basis among the holders of Class A common stock and Class B common stock as a single class. However, shares of one such class may receive different or disproportionate distributions or payments in connection with such merger or consolidation if (i) the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to a holder of a share of Class B common stock have ten times the voting power of any securities distributed to the holder of Class A common stock or (ii) such merger or consolidation is approved by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Other rights. The holders of our Class A common stock and Class B common stock have no preemptive, subscription or conversion rights, other than the conversion of Class B common stock into Class A common stock on a one-for-one basis. There are no redemption or sinking fund provisions applicable to the Class A common stock and Class B common stock. The rights, preferences and privileges of holders of our Class A common stock and Class B common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Class B common stock. At present, we have no plans to issue any preferred stock.

Election and Removal of Directors; Vacancies

Our Board of Directors will consist of a minimum of one (1) director. The exact number of directors will be fixed from time to time by resolution of the Board of Directors. In accordance with our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, each of our directors will serve for a one-year term or until his or her successor is elected. At each annual meeting of our shareholders, our shareholders will elect the members of our Board of Directors. There will be no limit on the number of terms a director may serve on our Board of Directors.

No Cumulative Voting

The DGCL provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our Amended and Restated Certificate of Incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Shareholder Action by Written Consent

The DGCL permits shareholder action by written consent unless prohibited by our Amended and Restated Certificate of Incorporation. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws do not prohibit shareholder action by written consent for any action that may be taken at a shareholders’ meeting if written consents are submitted and signed by shareholders entitled to vote at a meeting with voting power not less than the minimum number of votes entitled to vote on such action were a meeting to vote on such action to be held.

Shareholder Meetings

Our Amended and Restated Bylaws provide that special meetings of shareholders may be called only by our Board of Directors or our chief executive officer or the Britt Family prior to the Britt Family controlling less than 35% of the outstanding voting percentage of Company common stock, or if a Director shall be elected at such meeting, by any stockholder of record entitled to cast a vote for our Board of Directors.

Amendment of Amended and Restated Certificate of Incorporation

The affirmative vote of holders of more than 50% of the voting power of our outstanding shares of stock will generally be required to amend provisions of our Amended and Restated Certificate of Incorporation.

Amendment of Amended and Restated Bylaws

Our Amended and Restated Bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of our directors; or

•	the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock.

Other Limitations on Shareholder Actions

Our Amended and Restated Bylaws will also impose some procedural requirements on shareholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of shareholders.

Under these procedural requirements, in order to bring a proposal before a meeting of shareholders, a shareholder must deliver timely notice of a proposal pertaining to a proper subject for presentment at such a meeting, and such notice must be accompanied with the following information:

•a brief description of the business desired to be brought before the meeting of shareholders and the reasons for conducting such business at the meeting;

•with respect to the shareholder proposing such business:

•the name and address, as they appear on our books and records;

•the class and number of shares owned (beneficially or of record) or any other type of ownership, including but not limited to, through any derivative instrument or a proxy, contract or other arrangement that gives the shareholder the right to vote any of our shares;

•information of such shareholder that would be required to be disclosed in a proxy statement or other filings in accordance with applicable SEC regulations;

•a representation that such shareholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposed business; and

•any interest of the shareholder in such business.

To be timely, a shareholder must generally deliver notice:

•to the Secretary of the company at our principal office; and

•not later than the close of business on the 90th day prior to, and not earlier than the close of business on the 120th day in advance of the anniversary of, the annual meeting of shareholders held in the prior year.

Limitation of Liability of Directors and Officers

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification of our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled.

The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to shareholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our Company and our shareholders (through shareholders’ derivative suits on behalf of our Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

As a result, our shareholders do not have the right, through shareholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Our Amended and Restated Bylaws contain indemnification provisions that are substantially similar to the statutory indemnification provisions.

Forum Selection

Our Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

So long as the outstanding shares of our Class B common stock represent a majority of the combined voting power of common stock, the Britt Family will effectively control all matters submitted to our shareholders for a vote, as well as the overall management and direction of the company, which may have the effect of delaying, deferring or discouraging another person from acquiring control of the company. After such time as the shares of our Class B common stock no longer represent a majority of the combined voting power of our common stock, the provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the company.

Some provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Anti-Takeover Provisions of the Delaware General Corporation Law

Delaware Anti-Takeover Statutes

We have elected to be governed by Section 203 of the Delaware General Corporation Law (“DGCL”), an anti-takeover law, which we refer to as “Section 203.” This law prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include: any merger or consolidation involving us and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. We have opted to be governed by this provision and, accordingly, we will be subject to any anti-takeover effects of Section 203.

Listing

We have applied to list our Class A common stock on the NASDAQ under the symbol “[ELTE].”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is Colonial Stock Transfer Co, Inc.

U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock by a beneficial owner that is a “non-U.S. holder.” Except where noted, this summary deals only with Class A common stock that is held as a capital asset.

A “non-U.S. holder” means a beneficial owner of our Class A common stock that is a person or entity (other than an entity treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition of such individual’s common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the disposition of our Class A common stock.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations each as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, potentially retroactively. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances and it does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). A change in law may alter significantly the tax considerations that we describe in this summary.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are such an entity or arrangement holding our Class A common stock, or a partner in such an entity or arrangement, you should consult your own tax advisors regarding the purchase, ownership and disposition of our Class A common stock.

Prospective holders are urged to consult their own tax advisors with respect to the particular tax consequences to them of purchasing, owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

We do not currently expect to make any distributions on our Class A common stock. In the event that we do make any distributions of cash or other property (other than certain pro rata distributions of our Class A common stock or rights to acquire our Class A common stock) with respect to shares of our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess will be treated first as a tax-free return of capital, causing a reduction in the non-U.S. holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain, subject to the tax treatment described below in

“—Gain on Disposition of Our Class A Common Stock.” Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide documentation (generally an IRS Form W-8BEN or W-8BEN-E) certifying its entitlement to benefits under an applicable income tax treaty. Additional certification requirements apply if a non-U.S. holder holds our Class A common stock through a foreign partnership or a foreign intermediary.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States). Instead, the effectively connected dividends will be subject to U.S. federal income tax in substantially the same manner as if the non-U.S. holder were a U.S. person. A non-U.S. holder treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) with respect to its effectively-connected earnings and profits attributable to such dividends.

If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. holders should consult their tax own advisors regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Gain on Disposition of Our Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class A common stock unless:

•

such gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), in which event such non-U.S. holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person and, if such non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if it is provided by an applicable income tax treaty); or

•

we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “Information Reporting and Backup Withholding.”

FATCA Withholding

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), payments of dividends on and the gross proceeds of dispositions of our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our Class A common stock paid to a non-U.S. holder and the amount of any U.S. federal tax withheld from such payments generally must be reported annually to the IRS and to such non-U.S. holder by the applicable withholding agent.

The additional information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our Class A common stock to a non-U.S. holder if such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the non-U.S. holder outside the United States. However, proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such non-U.S. holder outside the United States, unless such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (for instance, by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our Class A common stock by a non-U.S. holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (for instance, by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, our Class A common stock generally will be treated as U.S. situs property subject to U.S. federal estate tax.

CERTAIN ERISA CONSIDERATIONS

The following discussion is a summary of certain considerations associated with the purchase of our Class A common stock by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (ERISA), (ii) plans, individual retirement accounts, and other arrangements that are subject to Section 4975 of the Code, or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, which we refer to collectively as Similar Laws, and (iii) entities whose underlying assets are considered to include “plan assets,” as defined by ERISA, of any such plans, accounts and arrangements, each of which we refer to as a Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans which are subject to Title I of ERISA or Section 4975 of the Code, which we refer to as ERISA Plans, from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Any fiduciary that proposes to cause an ERISA Plan to purchase the Class A common stock should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Because of the nature of our business as an operating company, it is not likely that we would be considered a party in interest or a disqualified person with respect to any ERISA Plan. However, a prohibited transaction within the meaning of ERISA and the Code may result if our Class A common stock is acquired by an ERISA Plan to which an underwriter is a party in interest and such acquisition is not entitled to an applicable exemption, of which there are many. In addition, in considering an investment in the Class A common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

By acceptance of the Class A common stock, each purchaser and subsequent transferee of the Class A common stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Class A common stock constitutes assets of any Plan or (ii) the purchase and holding of the Class A common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

Purchasers of the Class A common stock have exclusive responsibility for ensuring that their acquisition and holding of the Class A common stock does not violate the fiduciary or prohibited transaction rules of ERISA or the Code, or any similar provision of applicable Similar Laws. The foregoing discussion is general in nature and is not intended to be all-inclusive and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our Class A common stock on behalf of, or with the assets of, any ERISA Plan or any Plan subject to any Similar Law, consult with their counsel regarding the matters described herein.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

After completion of this offering, we will have              shares of Class A common stock outstanding (assuming no exercise of the underwriters’ over-allotment option). All of the shares of Class A common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of Class A common stock issuable to our Class A shareholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. This rule is summarized below.

Rule 144

In general under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

Class A Common Stock Issuable Upon Conversion of Class B Common Stock

After completion of this offering, 2,000,000 shares of our Class B common stock will be outstanding. Each share of Class B common stock will automatically convert into shares of our Class A common stock on a one-for-one basis if such shares of Class B common stock are transferred to any person or entity that is not a member of the Britt Family or a trust held for the benefit of a member of the Britt Family as specified in our Amended and Restated Certificate of Incorporation.

[Lock-Up Agreements

We, our directors and executive officers, and certain holders of our outstanding common stock, including the Britt Family, will enter into lock-up agreements in connection with this offering and will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, without, in each case, the prior written consent of [name of Underwriter]. The lock-up agreements expire 180 days after the date of this prospectus, subject to extension upon the occurrence of specified events. For further details, see “Underwriting.”

Upon the expiration of the lock-up agreements in connection with this offering, up to an additional         shares of Class A common stock (or securities convertible into or exercisable or exchangeable for Class A common stock) will be eligible for sale in the public market, of which shares are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144.]

Stock Options

             shares of Class A common stock are available for future option grants under stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our to be adopted 2021 Equity Incentive Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Rule 701

In general, under Rule 701 of the Securities Act, or Rule 701, as currently in effect, any of our directors, officers, employees, consultants or advisors who purchase shares of Class A common stock from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering, or who purchased shares of Class A common stock from us after that date upon the exercise of options granted before that date, in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom [name of Underwriter] are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional [_______] shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling shareholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        .

We intend to list our Class A common stock on NASDAQ under the trading symbol “[ELTE].”

We, our directors and executive officers, and certain holders of our outstanding common stock, including the Britt Family, will agree that, without the prior written consent of [name of Underwriter] on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person will agree that, without the prior written consent of [name of Underwriter] on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The restrictions described in the immediately preceding paragraph to do not apply to, among other exceptions:

•	the sale of shares to the underwriters; or

•

the issuance by us of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class B common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period.

[name of Underwriter], in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

The shares of common stock are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the shares of common stock or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the shares of common stock or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus has been prepared on the basis that any offer of shares of common stock in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares of common stock. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

The shares of common stock are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the U.K. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the shares of common stock or otherwise making them available to retail investors in the U.K. has been prepared and, therefore, offering or selling the shares of common stock or otherwise making them available to any retail investor in the UK may be unlawful under the U.K. PRIIPs Regulation.

Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the shares of common stock will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares of common stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the shares of common stock with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Buchalter, A Professional Corporation, Los Angeles, California. The underwriters have been represented by [_____].

EXPERTS

The financial statements as of December 31, 2020 and 2019, and for each of the two years then ended, included in this prospectus, have been audited by Macias Gini & O’Connell, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, is available on our website at https://elatemoving.com. The information contained in, or accessible through, our website, however, should not be considered a part of this prospectus and has not been incorporated by reference. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov., from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will become subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm. We also maintain an Internet site at https://schneider.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

ELATE MOVING LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of Elate Moving LLC

Elate Moving LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Elate Moving LLC (the "Company") as of December 31, 2020 and 2019, and the related statements of income, members’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Macias Gini & O’Connell LLP

We have served as the Company’s auditor since 2020

Irvine, CA

October 28, 2021

ELATE MOVING LLC

BALANCE SHEETS

	As of December 31, 2020	As of December 31, 2019

Assets:
Current assets
Cash and cash equivalents	$376,803	$209,149
Accounts receivable, net	13,211	34,742
Prepaid expenses and other current assets	79,802	11,870
Total current assets	469,816	255,761

Property and equipment, net	526,772	407,435

Total assets	$996,588	$663,196

Liabilities and Members' Equity:
Current liabilities
Account payable	$21,635	$25,785
Accrued liabilities	92,782	32,775
Total current liabilities	114,417	58,560

Long term liabilities
Notes payable	133,610	-
Total liabilities	248,027	58,560

Commitments and contingencies

Members' Equity:
Members' equity	748,561	604,636
Total members' equity	748,561	604,636
Total liabilities and members' equity	$996,588	$663,196

The accompanying notes are an integral part of these financial statements

ELATE MOVING LLC

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Revenue, net	$4,878,383	$3,097,163
Cost of revenues	1,748,240	1,493,314
Gross profit	3,130,143	1,603,849

Operating expenses:
Sales and marketing	329,603	180,641
General and administrative expenses	1,221,994	1,016,827
Total operating expenses	1,551,597	1,197,468

Income from operations	1,578,546	406,381

Other income (expense):
Interest expense	(131)	-
Other income (expense), net	10,879	(167)
Total other income (expense), net	10,748	(167)

Income before provision for income taxes	1,589,294	406,214

Provision for income taxes	(89,585)	(20,385)

Net income	$1,499,709	$385,829

Basic and diluted net income per unit	$14,997.09	$3,858.29
Weighted-average number of units used in computing basic and diluted per unit amounts	100	100

The accompanying notes are an integral part of these financial statements

ELATE MOVING LLC

STATEMENTS OF MEMBERS’ EQUITY

			Total
	Members' Equity		Members'
	Units	Amount	Equity
Balance, December 31, 2018	100	$281,897	$281,897

Distributions	-	(63,090)	(63,090)
Net income	-	385,829	385,829
Balance, December 31, 2019	100	604,636	604,636

Contributions	-	845,152	845,152
Distributions	-	(2,200,936)	(2,200,936)
Net income	-	1,499,709	1,499,709
Balance, December 31, 2020	100	$748,561	$748,561

The accompanying notes are an integral part of these financial statements

ELATE MOVING LLC

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,499,709	$385,829
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	90,197	29,140
Bad debts	17,545	13,658
Changes in operating assets and liabilities:
Accounts receivable	3,986	17,472
Prepaid expense and other current assets	(67,932)	(11,371)
Accounts payable	(4,150)	5,370
Accrued liabilities	60,007	26,670
Net cash provided by operating activities	1,599,362	466,768

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(209,534)	(313,823)
Net cash used in investing activities	(209,534)	(313,823)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	133,610	-
Member contributions	845,152	-
Member distributions	(2,200,936)	(63,090)
Net cash used in financing activities	(1,222,174)	(63,090)

Change in cash and cash equivalents	167,654	89,855
Cash and cash equivalents, beginning of period	209,149	119,294
Cash and cash equivalents, end of period	$376,803	$209,149

Supplemental disclosures of cash flow information:
Cash paid for interest	$131	$-
Cash paid for income taxes	$29,402	$32,830

The accompanying notes are an integral part of these financial statements

ELATE MOVING LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Elate Moving LLC (the “Company”), was formed as a Delaware limited liability company in March 2013. The Company provides white glove all-inclusive residential and commercial moving services throughout the upper east coast for local relocations and express private long distance relocations within the United States and Canada. See Note 7 for discussion of the acquisition of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Significant estimates relate to the allowance for doubtful accounts and recoverability of long-lived assets. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation (“FDIC”) insurance premiums. The Company has never experienced any losses related to these balances.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and is charged to other income (expense) in the combined statements of operations. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, and our relationships with, and the economic status of, our customers. As of December 31, 2020 and 2019, the allowance for estimated, uncollectible accounts was $0 and $13,658, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives for significant furniture, fixtures, machinery and equipment categories are approximately five to seven years. Leasehold improvements are the shorter or the asset life or the lease.

Impairment of Long-Lived Assets and Intangible Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If the Company determines that the carrying value of the asset is not recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. There were no impairments recorded during the periods presented within these financial statements.

Revenue Recognition

The Company records revenue under the adoption of ASC 606 by analyzing exchanges with its customers using a five-step analysis such as identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The Company’s policy is to record revenue as earned when a firm commitment, indicating sales quantity and price exists, performance has taken place and collectability is reasonably assured. The Company records revenues when the services are complete, typically, at the point in which the customers belongings have reached their destination. Provisions for discounts, returns, allowances, customer rebates and other adjustments are netted with gross sales. The Company accounts for such provisions during the same period in which the related revenues are earned. Provisions for discounts, returns, allowances, customer rebates and other adjustments are minimal and are recorded as a reduction of revenue. The Company defers amounts which do not meet the criteria above. As of December 31, 2020 and 2019, there were no deferred revenues.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Members are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying financial statements consists primarily of such items. Deferred tax assets and liabilities related to these taxes are insignificant.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception.  The Company currently is not under examination by any tax authority.

Fair Value of Financial Instruments

The Company applies the accounting guidance under Financial Accounting Standards Board (“FASB”) ASC 820-10, “Fair Value Measurements”, as well as certain related FASB staff positions. This guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact business and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance also establishes a fair value hierarchy for measurements of fair value as follows:

●	Level 1 - quoted market prices in active markets for identical assets or liabilities.

●

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company’s financial instruments approximates their fair value as of December 31, 2020 and 2019, due to the short-term nature of these instruments.

Net Income per Unit

Net income per unit is computed by dividing net income by the weighted average units outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, “Earnings per Share”. Basic earnings per unit (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of units outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of units and dilutive unit equivalents outstanding. The Company does not have any dilutive securities outstanding for the periods presented within these financial statements.

Recent Accounting Pronouncements

The Company has elected, under Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS” Act), to use the extended transition period for complying with new or revised accounting standards.  This election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result of this election, the Company’s financial statements may not be comparable to those of companies that comply with public company effective dates.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, which is expected to have a significant impact on the Company due to various leases which are currently classified as operating and will be required to be accounted for under the standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs issued to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,	December 31,
	2020	2019

Equipment	$174,986	$171,698
Vehicles	520,026	313,780
Property and equipment	695,012	485,478
Less: accumulated depreciation	(168,240)	(78,043)
Property and equipment, net	$526,772	$407,435

Depreciation expense for the years ended December 31, 2020 and 2019 was $90,197 and $29,140, respectively.

NOTE 4 –NOTES PAYABLE

In April 2020, the Company received $43,610 in payroll protection program loans (“PPP”).  These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over eighteen months years with a 10-month moratorium on payments and carry a 1% annual interest rate. The loan required no collateral nor a personal guarantee. In March 2021, the Company received forgiveness of the PPP loan and recorded as a gain on forgiveness at such date.

In June 2020, the Company received a $90,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $439 will be made through the maturity date of June 2050.

The Company has reflected both notes as long-term in the financial statements due to forgiveness of the PPP and an additional deferral of EIDL payments for an additional year. In addition, the five-year payout schedule has been excluded due to the insignificant annual payments required under the EIDL loan.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has various leases for which house the Company’s operations and vehicles. The leases are for periods ranging from four to five years. The following are the expected lease payments under non-cancellable operating leases as of December 31, 2020:

Years ending December 31:
2021	$166,854
2022	131,226
2023	54,802
2024	45,669
$398,551

Rent expense for the years ended December 31, 2020 and 2019 was $275,050 and $401,327, respectively.

NOTE 6 – MEMBERS’ EQUITY

The Company’s ownership is based upon a maximum of 100% allocation. Allocation of profits and losses are determined by the members and typically follow the percentage allocations. To enact significant transactions, such as a liquidation, it takes the majority vote of the members. Distributions to members are made from available funds and recorded as a reduction to the members’ capital account.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to year-end, the Elate Moving, LLC became a wholly owned subsidiary of Elate Group, Inc., a Delaware corporation, through the exchange of 100% of the outstanding membership units (100 units) of Elate Moving, LLC by its members for 1,000,000 shares of common stock of Elate Group, Inc (the “Exchange”). Pursuant to the Elate Group, Inc.’s Amended and Restated Certificate of Incorporation, which increased the authorized capital of the Company, the 1,000,000 shares of common stock issued and outstanding following the Exchange were reclassified into 5,000,000 shares of Class A common stock and 2,000,000 shares of Class B common stock of Elate Group, Inc.

In connection with the Exchange, both Kevin Britt and Julia Britt loaned funds to Elate Group, Inc. and were issued two promissory notes by the Company totaling $970,000. The promissory notes are due and payable on October 4, 2022 and incur interest at 5% per annum.

See Note 4 for subsequent forgiveness of the PPP Loan.

The Company has evaluated subsequent events through October 28, 2021, the filing date of these financial statements and has disclosed that there are no other events that are material to the financial statements to be disclosed.

             shares

Elate Group, Inc.

Class A Common Stock

PROSPECTUS

[INSERT UNDERWRITERS/BOOK-RUNNER NAMES]

                    , 2022

Until                 , 2022, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

Amount To Be Paid
SEC registration fee	$
FINRA filing fee
NASDAQ listing fee
Transfer agent’s fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Miscellaneous

Total	$

The table above sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than the underwriting discount, all of which will be paid by the Registrant. Each of the amounts set forth above, other than the SEC Registration fee, FINRA filing fee and the NASDAQ listing fee, is an estimate.

Item 14. Indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, the Company’s certificate of incorporation that will be in effect at the closing of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director. Set forth below is Article VIII(A) – (D) of the Company’s Amended and Restated Certificate of Incorporation:

A. Right to Indemnification of Directors and Officers.    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding.  Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article VIII, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors of the Corporation.

B. Prepayment of Expenses of Directors and Officers.    The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should ultimately be determined that the Indemnified Person is not entitled to be indemnified under this Article VIII or otherwise.

C. Claims by Directors and Officers.    If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

D.Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors of the Corporation in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors of the Corporation.

As permitted by the DGCL, the Company’s bylaws that will be in effect at the closing of the offering provide that: the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions; the Company may indemnify its other employees and agents as set forth in the DGCL; the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and the rights conferred in the bylaws are not exclusive. Set forth below is Article V of the Company’s bylaws:

Section 1.     Actions other than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 2.     Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 3.     Success on the Merits. To the extent that any person described in Section 1 or 2 of this Article V has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Section 4.     Specific Authorization. Any indemnification under Section 1 or 2 of this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of any person described in said Sections is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said Sections. Such determination shall be made (1) by the Board of Directors by a majority vote of Directors who were not parties to such action, suit or proceeding (even though less than a quorum), or (2) if there are no disinterested Directors or if a majority of disinterested Directors so directs, by independent legal counsel (who may be regular legal counsel to the Corporation) in a written opinion, or (3) by the stockholders of the Corporation.

Section 5.     Advance Payment. Expenses incurred in defending a pending or threatened civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of any person described in said Section to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification by the Corporation as authorized in this Article V.

Section 6.     Non-Exclusivity. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article V shall not be deemed exclusive of any other rights to which those provided indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 7.     Insurance. The Board of Directors may authorize, by a vote of the majority of the full Board, the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article V.

Section 8.     Continuation of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 9.     Severability. If any word, clause or provision of this Article V or any award made hereunder shall for any reason be determined to be invalid, the provisions hereof shall not otherwise be affected thereby but shall remain in full force and effect.

Section 10.     Intent of Article. The intent of this Article V is to provide for indemnification and advancement of expenses to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. To the extent that such Section or any successor section may be amended or supplemented from time to time, this Article V shall be amended automatically and construed so as to permit indemnification and advancement of expenses to the fullest extent from time to time permitted by law.

The Company intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Company’s Amended and Restated Certificate of Incorporation and Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Company regarding which indemnification is sought. [Reference is also made to the underwriting agreement filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Company against certain liabilities.] The indemnification provisions in the Company’s Amended and Restated Certificate of Incorporation, Bylaws and the indemnification agreements to be entered into between the Company and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Company’s directors and executive officers for liabilities arising under the Securities Act.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all securities sold or issued by the registrant in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

As of October 25, 2021, 2,000,000 shares of Class B common stock and 5,000,000 shares of Class A common stock were issued and outstanding. Of this amount, 2,000,000 shares of Class B common stock shares and 5,000,000 shares of Class A common stock shares were granted to employees and non-employee directors of the company. During fiscal year 2021, 7,000,000 shares of restricted stock were issued to employees and non-employee directors of the company.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and financial statement schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation of Elate Group, Inc.

3.2*	Bylaws of Elate Group, Inc.

3.3*	Amended and Restated Certificate of Incorporation of Elate Group, Inc.

3.4*	Amended and Restated Bylaws of Elate Group, Inc.

4.1**	Form of Class A common stock certificate.

5.1**	Opinion of Buchalter, APC, regarding validity of the shares of Class A common stock registered.

10.1**	Promissory Note issued in favor of Kevin Britt, dated as of October 4, 2021.

10.2**	Promissory Note issued in favor of Kevin Britt, dated as of October 4, 2021.

10.3**+	Elate Group, Inc. 2021 Equity Incentive Plan

21.1*	Subsidiaries of Elate Group, Inc.

23.1**	Consent of Macis Gini & O’Connell, LLP

23.2**	Consent of Buchalter, APC (included as part of Exhibit 5.1)

24.1*	Power of Attorney (included in the signature page to this registration statement)

*	Filed herewith.

**	To be filed by amendment.

+	Constitutes a management contract or compensatory plan or arrangement.

(b) Financial statement schedules

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on October 28, 2021.

ELATE GROUP, INC.

By:	/s/ Kevin Brit
Name: Kevin Britt
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Kevin Britt and Julia Britt, and any one or more of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same with all exhibits thereto and other documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kevin Britt	Chief Executive Officer, President,	October 28, 2021
Kevin Britt	Interim Chief Financial Officer
and Director (principal executive officer and principal financial officer)

/s/ Julia Britt	Chief Accounting Officer and Director	October 28, 2021
Julia Britt	(principal accounting officer)